No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2020

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Notice of Convocation of the 96th Ordinary General Meeting of Shareholders of the Company has been uploaded on May 29, 2020 to the Company’s website shown below.

https://global.honda/investors/stock_bond/meeting.html

Exhibit 2:

The English translation of Report of Independent Directors of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 4, 2020

Securities Code Number: 7267

NOTICE OF CONVOCATION OF

THE 96TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT GRAND NIKKO TOKYO DAIBA, TOKYO, JAPAN

ON JUNE 19, 2020 AT 10:00 A.M.

(This is an abridged translation of the original notice

in the Japanese language mailed on June 2, 2020

to shareholders in Japan, and is for reference purposes only.)

HONDA MOTOR CO., LTD.

(HONDA GIKEN KOGYO KABUSHIKI KAISHA)

TOKYO, JAPAN

[Abridged Translation]

June 2, 2020

To Shareholders:

Notice of Convocation of the 96th

Ordinary General Meeting of Shareholders

Dear Shareholders:

You are hereby notified that the 96th Ordinary General Meeting of Shareholders will be held as stated below.

We have decided to hold this meeting after taking appropriate measures to prevent the spread of the COVID-19 infection.

For your health and safety, you are urged to exercise your voting rights by mail or via the Internet in advance if possible and to refrain from coming to the venue, regardless of your health status.

If you exercise your voting rights by mail or via the Internet, please review the reference materials for the general meeting of shareholders mentioned below, and exercise your voting rights no later than 6:00 p.m. on Thursday, June 18, 2020.

Voting by mail: Please indicate whether you are in favor of, or opposed to, the proposals on the enclosed voting right exercise form, and send the voting right exercise form to us so that it is received no later than 6:00 p.m. on Thursday, June 18, 2020.

Yours faithfully,

Takahiro Hachigo
President and Representative Director

Honda Motor Co., Ltd.
1-1, Minami-Aoyama, 2-chome
Minato-ku, Tokyo

Particulars

Time and Date	10:00 a.m. on Friday, June 19, 2020 (registration desks to open at 9:00 a.m.)

Place	Grand Nikko Tokyo Daiba
Palais Royal on the first basement level, at 2-6-1 Daiba, Minato-ku, Tokyo

Agenda Matters to be reported	1. The Business Report, Consolidated Financial Statements and Unconsolidated Financial Statements for the 96th Fiscal Year (from April 1, 2019 to March 31, 2020);

2. The Results of the Audit of the Consolidated Financial Statements for the 96th Fiscal Year (from April 1, 2019 to March 31, 2020) by the Independent Auditors and the Audit and Supervisory Committee.

Matters to be resolved	Item	Election of Eight (8) Directors (Excluding Directors Who are Audit and Supervisory Committee Members)

Notes:

(1)	If there is no indication of approval or disapproval on a voting right exercise form in relation to any matter proposed to be resolved, it will be treated as a vote of approval for such matter.

(2)

If voting rights are exercised both through indications on the voting right exercise form by mail and through voting via the Internet, causing voting rights to be exercised more than once, the votes submitted via the Internet will be regarded as the effective votes.

(3)	If voting rights are exercised more than once via the Internet, the most recent votes submitted via the Internet will be regarded as the effective votes.

(4)

If you wish to exercise your voting rights by proxy, one other shareholder holding a voting right of the Company may attend the meeting as proxy. In this case, please submit a document that certifies your power of representation, such as a letter of attorney, to the Company. A person who is not a shareholder, such as a proxy who is not a shareholder or an accompanying person of a shareholder, may not attend the meeting.

*	If you wish to exercise your voting rights via the Internet, please enter your vote for or against each of the proposals on the following voting rights exercise website.

https://www.web54.net/

*	Details regarding these agenda items are contained in the “Business Report for the 96th Fiscal Year,” which is appended to this Notice of Convocation.

*	If any revision is made to the reference materials for the general meeting of shareholders or the attached materials, the revision will be posted on the Company’s website.

Japanese https://www.honda.co.jp/investors/      English https://global.honda/investors/

Request: We request that when arriving at the meeting you present the voting right exercise form enclosed herewith to the meeting hall receptionist.

REFERENCE MATERIALS FOR THE GENERAL MEETING OF SHAREHOLDERS

ITEM     Election of Eight (8) Directors (Excluding Directors Who are Audit and Supervisory Committee Members)

The term of office of each of the eight (8) current Directors (excluding Directors who are Audit and Supervisory Committee Members) is due to expire at the close of this general meeting of shareholders.

It is proposed that the following eight (8) Directors (excluding Directors who are Audit and Supervisory Committee Members), including two (2) Outside Directors, be elected at this meeting.

The names and particulars of the candidates for the position of Directors (excluding Directors who are Audit and Supervisory Committee Members) are provided below.

Candidate number		Name	Current position	Responsibilities	Attendance record of the Board of Directors

1	Reappointment	Toshiaki Mikoshiba	Chairman and Director	Chairman of the Board of Directors; Director in Charge of Government and Industry Relations	10/10 100%

2	Reappointment	Takahiro Hachigo	President and Representative Director	Chief Executive Officer	10/10 100%

3	Reappointment	Seiji Kuraishi	Executive Vice President and Representative Director	Chief Operating Officer; Director in Charge of Strategy, Business Operations and Regional Operations; Corporate Brand Officer	10/10 100%

4	Reappointment	Kohei Takeuchi	Senior Managing Director

Chief Financial Officer; Director in Charge of Finance and Administration (Accounting, Finance, Human Resources and Corporate Governance);

Chief Officer for Driving Safety Promotion Center;

Compliance Officer

10/10 100%

5	New appointment	Toshihiro Mibe	Senior Managing Officer	In Charge of Mono-zukuri (Research & Development, Production, Purchasing, Quality, Parts, Service, Intellectual Property, Standardization and IT); Risk Management Officer	—

6	Reappointment	Hiroko Koide Outside Independent Director	Director		8/8 100%

7	New appointment	Fumiya Kokubu Outside Independent Director	—		—

8	Reappointment	Takanobu Ito	Director and Advisor		10/10 100%

Note:	The attendance record of Director Hiroko Koide shows figures covering the meetings of the Board of Directors held after her assumption of office on June 19, 2019.

1	Toshiaki Mikoshiba	Date of birth November 15, 1957	Reappointment

Current position	Chairman and Director	Responsibilities	Chairman of the Board of Directors; Director in Charge of Government and Industry Relations
● Number of shares of the Company held 43,900 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Director (as of the close of this Meeting) 3 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1980	Joined Honda Motor Co., Ltd.	Apr. 2016	Chief Officer for Regional Operations (North America)

Apr. 2008	Responsible for East Europe, the Middle & Near East and Africa for Regional Operations (Europe, the Middle & Near East and Africa)	Apr. 2016	President and Director of Honda North America, Inc.

Apr. 2008	Executive Vice President and Director of Honda Motor Europe Ltd.	Apr. 2016	President, Chief Executive Officer and Director of American Honda Motor Co., Inc.

Jun. 2008	Operating Officer of the Company	Apr. 2017	In Charge of Sales and Marketing of the Company

Jun. 2009	Responsible for Russia and CIS for Regional Operations (Europe, the Middle & Near East and Africa)	Jun. 2017	Senior Managing Director

Aug. 2009	President and Director of Honda Motor RUS LLC	Apr. 2018	President, Chief Executive Officer and Director of Honda North America, Inc.

Apr. 2011	President of Guangqi Honda Automobile Co., Ltd.	Nov. 2018	Chairman, Chief Executive Officer and Director of Honda North America, Inc.

Apr. 2014	Managing Officer of the Company	Nov. 2018	Chairman, Chief Executive Officer and Director of American Honda Motor Co., Inc.

Apr. 2014	Chief Officer for Regional Operations (Europe Region)	Apr. 2019	Chairman and Director of the Company (present)

Apr. 2014	President and Director of Honda Motor Europe Ltd.	Apr. 2019	Chairman of the Board of Directors (present)

Apr. 2015	Senior Managing Officer of the Company	Apr. 2019	Director in Charge of Government and Industry Relations (present)

Reasons for nomination as a candidate for position of Director

Mr. Toshiaki Mikoshiba has broad experience primarily in the area of sales and marketing, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations. In the fiscal year ended March 31, 2020, he has properly fulfilled his duties as Chairman and Director, Chairman of the Board of Directors and Director in charge of Government and Industry Relations by enhancing the functions of the Company’s external relations, as well as overseeing business execution from a global perspective through managing the Board of Directors as its Chairman. He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for continuing to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2	Takahiro Hachigo	Date of birth May 19, 1959	Reappointment

Current position	President and Representative Director	Responsibilities	Chief Executive Officer
● Number of shares of the Company held 38,600 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Director (as of the close of this Meeting) 5 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1982	Joined Honda Motor Co., Ltd.	Apr. 2013	Representative of Development, Purchasing and Production (China) of the Company

Apr. 2008	General Manager of Automobile Purchasing Division II for Purchasing Operations	Apr. 2013	Vice President of Honda Motor (China) Investment Co., Ltd.

Jun. 2008	Operating Officer	Nov. 2013	Vice President of Honda Motor (China) Technology Co., Ltd.

Apr. 2010	General Manager of Purchasing Division II for Purchasing Operations	Apr. 2014	Managing Officer of the Company

Apr. 2011	General Manager of Suzuka Factory for Production Operations	Apr. 2015	Senior Managing Officer

Apr. 2012	Vice President and Director of Honda Motor Europe, Ltd.	Jun. 2015	President, Chief Executive Officer and Representative Director

Sep. 2012	Managing Officer of Honda R&D Co., Ltd.	Apr. 2017	Chief Executive Officer (present)

Sep. 2012	President and Director of Honda R&D Europe (U.K.) Ltd.	Jun. 2017	President and Representative Director (present)

		Apr. 2019	Director in Charge of Research & Development (Research & Development, Intellectual Property and Standardization)

  Reasons for nomination as a candidate for position of Director

Mr. Takahiro Hachigo has broad experience primarily in the areas of research and development, production and purchasing, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations. In the fiscal year ended March 31, 2020, he has properly fulfilled his duties as President and Representative Director, Chief Executive Officer and Director in charge of Research & Development by demonstrating strong leadership and being responsible for the management of the entire Company Group, as well as overseeing business execution. He has been nominated as a candidate for Director again, given that he is particularly an exceptional person with both superior character and insight and is well qualified for continuing to assume a role as a corporate executive in order to achieve the realization of 2030 Vision.

3	Seiji Kuraishi	Date of birth July 10, 1958	Reappointment

Current position	Executive Vice President and Representative Director	Responsibilities	Chief Operating Officer; Director in Charge of Strategy, Business Operations and Regional Operations; Corporate Brand Officer
● Number of shares of the Company held 38,700 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Director (as of the close of this Meeting) 4 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1982	Joined Honda Motor Co., Ltd.	Apr. 2014	Managing Officer of the Company

Apr. 2007	Vice President of Honda Motor (China) Investment Co., Ltd.	Apr. 2016	Senior Managing Officer

Jun. 2007	Operating Officer of the Company	Jun. 2016	Executive Vice President, Executive Officer and Representative Director

Jan. 2008	President of Dongfeng Honda Automobile Co., Ltd.	Jun. 2016	Risk Management Officer

Apr. 2010	Chief Officer for Regional Operations (China) of the Company	Jun. 2016	Corporate Brand Officer (present)

Apr. 2010	President of Honda Motor (China) Investment Co., Ltd.	Apr. 2017	Chief Operating Officer (present)

Jun. 2010	Director of the Company	Apr. 2017	In Charge of Strategy, Business Operations and Regional Operations

Apr. 2011	Operating Officer and Director	Jun. 2017	Executive Vice President and Representative Director (present)

Jun. 2011	Operating Officer (resigned from position as Director)	Apr. 2019	Director in Charge of Strategy, Business Operations and Regional Operations (present)

Nov. 2013	President of Honda Motor (China) Technology Co., Ltd.	Apr. 2019	Chief Officer for Automobile Operations

  Reasons for nomination as a candidate for position of Director

Mr. Seiji Kuraishi has broad experience primarily in the areas of supply chain management and sales and marketing, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations. In the fiscal year ended March 31, 2020, he has properly fulfilled his duties as Executive Vice President and Representative Director, Chief Operating Officer, Director in charge of Strategy, Business Operations and Regional Operations, and Chief Officer for Automobile Operations by demonstrating strong leadership and being responsible for business execution of the entire Company Group, as well as overseeing business execution. He has been nominated as a candidate for Director again, given that he is particularly an exceptional person with both superior character and insight and is well qualified for continuing to assume a role as a corporate executive in order to achieve the realization of 2030 Vision.

4	Kohei Takeuchi	Date of birth February 10, 1960	Reappointment

Current position	Senior Managing Director	Responsibilities

Chief Financial Officer;

Director in Charge of
Finance and Administration
(Accounting, Finance,
Human Resources and
Corporate Governance);

Chief Officer for Driving

Safety Promotion Center;

Compliance Officer

● Number of shares of the Company held 27,900 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Director (as of the close of this Meeting) 7 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1982	Joined Honda Motor Co., Ltd.	Apr. 2017	Chief Financial Officer (Accounting, Finance, Human Resources, Corporate Governance and IT)

Apr. 2010	General Manager of Accounting Division for Business Management Operations	Jun. 2017	Senior Managing Director (present)

Apr. 2011	Operating Officer	Apr. 2019	Chief Financial Officer and Director in Charge of Finance and Administration (Accounting, Finance, Human Resources, Corporate Governance and IT)

Apr. 2013	Chief Officer for Business Management Operations	Apr. 2019	Compliance Officer (present)

Jun. 2013	Operating Officer and Director	Apr. 2020	Chief Financial Officer and Director in Charge of Finance and Administration (Accounting, Finance, Human Resources and Corporate Governance) (present)

Apr. 2015	Managing Officer and Director

Apr. 2016	Senior Managing Officer and Director

Apr. 2016	Chief Officer for Driving Safety Promotion Center (present)

Reasons for nomination as a candidate for position of Director

Mr. Kohei Takeuchi has broad experience primarily in the area of accounting and finance, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations. In the fiscal year ended March 31, 2020, he has properly fulfilled his duties as Chief Financial Officer and Director in charge of Finance and Administration by overseeing business execution in the area of management from a global perspective and based on his high degree of expertise. He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for continuing to assume a role as a corporate executive in order to achieve the realization of 2030 Vision.

5	Toshihiro Mibe	Date of birth July 1, 1961	New appointment

Current position	Senior Managing Officer	Responsibilities	In Charge of Mono-zukuri (Research & Development, Production, Purchasing, Quality, Parts, Service, Intellectual Property, Standardization and IT); Risk Management Officer
● Number of shares of the Company held 19,400 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors –		● Term of office as Director (as of the close of this Meeting) –

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1987	Joined Honda Motor Co., Ltd.	Apr. 2018	Managing Officer of the Company

Apr. 2012	Managing Officer of Honda R&D Co., Ltd.	Apr. 2018	Executive Vice President and Director of Honda R&D Co., Ltd.

Apr. 2014	Operating Officer of the Company	Apr. 2019	President and Representative Director of Honda R&D Co., Ltd. (present)

Apr. 2014	Executive in Charge of Powertrain Business for Automobile Operations	Apr. 2019	In Charge of Intellectual Property and Standardization of the Company

Apr. 2014	Head of Powertrain Production Supervisory Unit of Automobile Production for Automobile Operations	Apr. 2020	Senior Managing Officer (present)

Apr. 2015	Executive in Charge of Powertrain Business and Drivetrain Business for Automobile Operations	Apr. 2020	In Charge of Mono-zukuri (Research & Development, Production, Purchasing, Quality, Parts, Service, Intellectual Property, Standardization and IT) (present)

Apr. 2015	Head of Drivetrain Business Unit in Automobile Production for Automobile Operations	Apr. 2020	Risk Management Officer (present)

Apr. 2016	Senior Managing Officer and Director of Honda R&D Co., Ltd.

(Significant concurrent positions)
President and Representative Director of Honda R&D Co., Ltd.

Reasons for nomination as a candidate for position of Director

Mr. Toshihiro Mibe has broad experience primarily in the areas of R&D and production, and is familiar with the Company Group’s business including overseas operations. In the fiscal year ended March 31, 2020, he demonstrated high degree of expertise and strong leadership, and achieved satisfactory results as President and Representative Director of Honda R&D Co., Ltd. and Managing Officer in charge of Intellectual Property and Standardization of the Company. He has been newly nominated as a candidate for Director, given that he is an exceptional person with both superior character and insight and is well qualified for assuming a role as a corporate executive in order to achieve the realization of 2030 Vision.

6	Hiroko Koide	Date of birth August 10, 1957	Reappointment Outside Independent Director

Current position	Director
● Number of shares of the Company held 300 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 8/8 (100%)		● Term of office as Director (as of the close of this Meeting) 1 year

● Resume, current position, responsibilities and significant concurrent positions
Sep. 1986	Joined J. Walter Thompson Japan K.K. (currently J. Walter Thompson Japan G.K.)	Jan. 2013	Outside Director of Kirin Co., Ltd. (resigned in March 2018)

May 1993	Joined Nippon Lever K.K. (currently Unilever Japan K.K.)	Apr. 2013	Senior Vice President of Global Marketing, Newell Rubbermaid Inc. (U.S.) (currently Newell Brands Inc. (U.S.)) (resigned in February 2018)

Apr. 2001	Director of Nippon Lever K.K. (resigned in March 2006)	Jun. 2016	Outside Director of Mitsubishi Electric Corporation (present)

Apr. 2006	General Manager of Marketing Management Division, Masterfoods Ltd. (currently Mars Japan Limited)	Apr. 2018	Director of Vicela Japan Co., Ltd. (resigned in March 2019)

Apr. 2008	Chief Operating Officer of Mars Japan Limited (resigned in August 2010)	Jun. 2019	Outside Director of the Company (present)

Nov. 2010	President and Representative Director of Parfums Christian Dior Japon K.K. (resigned in January 2012)	Jun. 2019	Outside Director of J-OIL MILLS, Inc. (present)

(Significant concurrent positions)
Outside Director of Mitsubishi Electric Corporation, Outside Director of J-OIL MILLS, Inc.
1. Reasons for nomination as a candidate for position of Outside Director

Ms. Hiroko Koide has over 30 years of experience working for foreign companies, including over 15 years which she served as an executive, and has a global perspective as well as abundant experience and deep insight regarding corporate management. She has properly fulfilled her duties as Outside Director since June 2019 by overseeing the entire business management of the Company from an independent standpoint. She has been nominated as a candidate for Outside Director again, given that she is an exceptional person with both superior character and insight, in order for her to continue to oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2. Other matters related to the Outside Director candidate

(1)  Ms. Hiroko Koide is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)  Ms. Hiroko Koide fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The Company has appointed her as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported her appointment to the Tokyo Stock Exchange. If she is re-elected and assumes the position of Director, the Company plans to continue her appointment as an Independent Outside Director.

(3)  Outline of contents of the limited liability contract with the candidate for the position of Outside Director

Based on Article 427, Paragraph 1 of the Companies Act and Article 29 of the Articles of Incorporation of the Company, the Company has entered into a contract with Ms. Hiroko Koide which limits her liabilities, in accordance with Article 423, Paragraph 1 of the Companies Act, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Companies Act. If she is re-elected and assumes the position of Director, the Company plans to continue such limited liability contract.

7	Fumiya Kokubu	Date of birth October 6, 1952	New appointment Outside Independent Director

Current position	—
● Number of shares of the Company held — shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors —		● Term of office as Director (as of the close of this Meeting) —

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1975	Joined Marubeni Corporation	Apr. 2013	President and CEO, Member of the Board

Apr. 2010	Senior Managing Executive Officer	Apr. 2019	Chairman of the Board (present)

Apr. 2012	Senior Executive Vice President	Jun. 2019	Outside Director of Taisei Corporation (present)

Jun. 2012	Senior Executive Vice President, Member of the Board

(Significant concurrent positions)
Chairman of the Board of Marubeni Corporation, Outside Director of Taisei Corporation

1. Reasons for nomination as a candidate for position of Director

Mr. Fumiya Kokubu held positions of President and CEO, and Chairman of the Board of Marubeni Corporation from 2013, and has abundant experience and deep insight regarding corporate management. He has been newly nominated as a candidate for Outside Director, given that he is an exceptional person with both superior character and insight, in order for him to oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2. Other matters related to the Outside Director candidate

(1)  Mr. Fumiya Kokubu is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)  The Company has a business relationship with Marubeni Corporation, where Mr. Fumiya Kokubu currently holds the position of Chairman of the Board. However, the amount of annual transactions between the two companies is less than 2% of the consolidated sales revenue of the Company and the other party, and Mr. Fumiya Kokubu fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” If he is elected and assumes the position of Director, the Company plans to appoint him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and report his appointment as Independent Outside Director to the Tokyo Stock Exchange.

(3)  Outline of contents of the limited liability contract with the candidate for the position of Outside Director

If Mr. Fumiya Kokubu is duly elected and assumes the position of Director, based on Article 427, Paragraph 1 of the Companies Act and Article 29 of the Articles of Incorporation of the Company, the Company plans to enter into a contract with Mr. Fumiya Kokubu which limits his liabilities, in accordance with Article 423, Paragraph 1 of the Companies Act, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Companies Act.

8	Takanobu Ito	Date of birth August 29, 1953	Reappointment

Current position	Director and Advisor
● Number of shares of the Company held 51,000 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Director (as of the close of this Meeting) 13 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1978	Joined Honda Motor Co., Ltd.	Jun. 2005	Managing Officer

Apr. 1998	Executive Vice President of Honda R&D Americas, Inc.	Apr. 2007	Chief Officer for Automobile Operations

Jun. 2000	Director of the Company	Jun. 2007	Senior Managing Director

Jun. 2001	Senior Managing Director of Honda R&D Co., Ltd.	Apr. 2009	President and Representative Director of Honda R&D Co., Ltd.

Jun. 2003	Managing Director of the Company	Jun. 2009	President and Representative Director of the Company

Jun. 2003	Responsible for Motor Sports	Apr. 2011	President, Chief Executive Officer and Representative Director

Jun. 2003	President and Representative Director of Honda R&D Co., Ltd.	Apr. 2011	Chief Officer for Automobile Operations

Apr. 2004	General Supervisor for Motor Sports of the Company	Jun. 2015	Director and Advisor (present)

Apr. 2005	General Manager of Suzuka Factory for Production Operations

Reasons for nomination as a candidate for position of Director

Mr. Takanobu Ito served as President and Representative Director of the Company. He has abundant experience and deep insight regarding corporate management, and is familiar with the Company Group’s business including overseas operations. In the fiscal year ended March 31, 2020, he has properly fulfilled his duties as Director and Advisor by undertaking the role of the Company’s external relations with economic organizations, etc., as well as overseeing business execution from a global perspective through expressing his opinions and providing suggestions regarding management. He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for continuing to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

◾ Opinions of the Audit and Supervisory Committee

With respect to this proposal, following the explanation by Representative Directors regarding such matters as the views on and procedures for the selection of the candidates for the position of Directors (excluding Directors who are Audit and Supervisory Committee Members) as well as the background, expertise, performance, personality, and insight of each candidate and the roles to be assigned to each candidate, and after the exchange of views, the Audit and Supervisory Committee examined whether the selection of the candidates was carried out in accordance with the nomination policy specified in “Honda Corporate Governance Basic Policies.”

As a result of this, the Audit and Supervisory Committee has judged that the nomination procedure is appropriate and each candidate is qualified for the position of the Company’s Director.

◾ Criteria for Independence of Outside Directors

The Company’s board of directors will determine that an outside director is sufficiently independent from the Company if it determines that the said outside director satisfies the requirements set forth below:

1.

He/She is not a person who executes the business of the Company Group or a person from the Company Group. Also, no family member, close relative, etc. (*1) of him/her has ever been a person who executes the business of the Company Group during the last five years.

2.	He/She is not, and has never been, any of the following during the last five years:

1)	a person who executes the business of a large shareholder (*2) of the Company;

2)	a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3)	a person who executes the business of a major lender (*4) of the Company Group;

4)	a person who belongs to an audit organization which conducts statutory audits for the Company;

5)	a person who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors of the Company;

6)	a person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the Company; or

7)	a person who executes the business of an organization which is receiving a large amount of donation or grant from the Company (*6).

3.	No family member, close relative, etc. of the outside director currently falls under any of items 1) through 7) in paragraph 2 above.

4.	The total number of years of office of the outside director does not exceed eight years.

[End]

Established on May 15, 2015 Partly amended on June 15, 2017
*1	A “family member, close relative, etc.” means a spouse of an outside director, a first or second degree relative, or any other relative who lives in the same place as the outside director.

*2	A “large shareholder” means a person who is one of the top ten shareholders in terms of shareholding as of the end of a fiscal year.

*3

A “major customer” means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer.

*4

A “major lender” means a financial institution from which the Company Group borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5	A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.

*6

An “organization which is receiving a large amount of donation or grant from the Company” means an organization which receives a donation or grant from the Company in excess of 10 million yen per year.

Honda Corporate Governance Basic Policies (Excerpt) (Reference)

1.  Basic Policy Regarding Corporate Governance

Article 1    Basic Views

(1) The Company strives to enhance corporate governance as one of the most important tasks for its management, based on the Company’s basic principle, in order to strengthen the trust of our shareholders/investors, customers and society; encourage timely, decisive and risk-considered decision-making; seek sustainable growth and the enhancement of corporate value over the mid- to long-term; and become “a company that society wants to exist.”

(2) In order to strengthen the supervisory function of the Board of Directors and speed up decision-making, Honda has adopted the Company with Audit and Supervisory Committee that enables increased segregation between the supervisory function and the business execution function and further delegation of the business execution authority to the executive directors.

2.  Corporate Governance Structures

2.1    The Directors and the Board of Directors

Article 2    Roles and Responsibilities of the Board of Directors

(1) In order to respond to the entrustment of the shareholders, the Board of Directors shall make decisions with respect to the basic management policies of the Company Group and other equivalent matters and oversee the performance by the directors of their duties, with the aim of achieving the sustainable growth of the Company Group and enhancing the corporate value over the mid- to long-term.

(2) The Board of Directors shall discuss and make decisions concerning matters specified in the regulations of the Board of Directors, as well as matters set forth in the articles of incorporation and applicable laws. All other matters shall be delegated to the representative directors or the executive directors.

Article 3    Constitution of the Board of Directors

(1) The Board of Directors shall consist of an appropriate number of directors totaling no more than twenty.

(2) In order to fulfill its role of making decisions with respect to the basic management policies of the Company Group and other equivalent matters and overseeing the performance by the directors of their duties, the Board of Directors shall consider the balance in the diverse knowledge and experience of the Board of Directors as a whole.

(3) The Company shall appoint at least two outside directors (excluding directors who are Audit and Supervisory Committee members), of which one or more shall be independent directors, who fulfill the independence standards set forth separately.

Article 4    Policy for Selection, etc. of Candidates for Directors (excluding directors who are Audit and Supervisory Committee members)

(1) The Board of Directors shall, in principle, upon the president’s proposal, discuss and select the director candidates who are capable of responding to the entrustment of the shareholders and executing the duties of directors appropriately.

(2) The director candidates shall be exceptional persons who are familiar with corporate management and the Company Group’s business, and have superior character and insight. Gender, nationality and other attributes shall be of no consequence.

(3) The outside director candidates shall have abundant experience and deep insight, and shall be capable of overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint based on the standpoint independent from the Company Group.

(4) If a director violates a law or regulation or the articles of incorporation, or any other event that is deemed to make it difficult for the director to appropriately perform his or her duties occurs, the Board of Directors shall discuss and make a determination regarding disciplinary action such as removing such director from his or her position or submitting a proposal for removal of such director from the Board of Directors to the shareholders’ meeting.

(5) In making a determination to submit to the shareholders’ meeting a proposal regarding the election of a director or removal of a director, the Board of Directors shall discuss the matter after hearing the opinions formed in advance by the Audit and Supervisory Committee.

Article 5    Appointment of Chief Executive Officer

The Board of Directors shall, in principle, upon the president’s proposal, discuss and select the successor of the president and Chief Executive Officer of the Company, who shall be a person who is capable of making decisions in a flexible, fresh and clear manner, and maintaining the founding spirit and business culture of the Company.

Article 6    Roles and Responsibilities of the Audit and Supervisory Committee

In order to respond to the entrustment of the shareholders, the Audit and Supervisory Committee shall conduct audits of the directors and execute the duties of the committee prescribed by laws and regulations with the aim of ensuring the sound and sustainable growth of the Company Group.

Article 7    Constitution of the Audit and Supervisory Committee

(1) The Audit and Supervisory Committee shall consist of an appropriate number of Audit and Supervisory Committee member totaling no more than seven, and more than one half of them shall be independent directors who fulfill the independence standards set forth separately. One or more of the Audit and Supervisory Committee members shall be a person who has an appreciable extent of expertise regarding finance and accounting.

(2) In order to ensure the effectiveness of the audit, the Audit and Supervisory Committee shall appoint full-time member(s) for the Audit and Supervisory Committee.

Article 8    Policy for Selection, etc. of Candidates for Directors Who are Audit and Supervisory Committee members

(1) The Board of Directors shall, in principle, upon the president’s proposal, discuss and select the director candidates who are capable of responding to entrustment of the shareholders and conducting audits and overseeing the performance by the directors of their duties appropriately. The president shall obtain the prior consent of the Audit and Supervisory Committee before the president proposes the candidates for directors who are Audit and Supervisory Committee members to the Board of Directors.

(2) The candidates for directors who are Audit and Supervisory Committee members shall be persons who have superior character and insight and shall be either: (i) a person who is familiar with corporate management and the Company’s business, or (ii) a person who has high expertise and abundant experience in legal, governmental, accounting, educational or other areas. Gender, nationality and other attributes shall be of no consequence.

(3) If a director who is an Audit and Supervisory Committee member violates a law or regulation or the articles of incorporation, or any other event that is deemed to make it difficult for the director to appropriately perform his or her duties as a director who is an Audit and Supervisory Committee member occurs, the Board of Directors shall discuss and make a determination regarding disciplinary action of the director or submitting a proposal for removal of such director from the Board of Directors to the shareholders’ meeting.

Article 9    Approaches for Improving Board Effectiveness

The Board of Directors shall take the following approaches to enhance its effectiveness.

Provision of Information

(1) So that the Company can have fruitful discussions at each board meeting, the Company shall strive to distribute materials relating to the agenda and expected resolutions for board meetings to the outside directors in advance of the meeting date, and to provide sufficient information such as by providing prior explanations as necessary.

(2) The secretariat of the Board of Directors shall determine the schedule of board meetings for the next business year and notify the schedule to directors, before the commencement of the said business year.

Director and Operating Officer Training

(1) The Company shall provide training in the Companies Act, corporate governance, etc., to operating officers who are considered as prospective director candidates, and after they assume their respective position as directors, the Company shall provide training to continually update their knowledge as necessary.

(2) The Company shall provide training in industry trends, the Company’s history, business, finances, organizations, internal control system and other matters to outside director candidates to be newly appointed. The Company shall provide incumbent outside directors with opportunities including the visits to subsidiaries located in regions in order to deepen their understanding of the Company Group’s business.

Call of Meeting by Outside Directors

The outside directors may call meetings consisting of other directors, as necessary. Relevant departments shall provide any necessary support when such meetings were called.

Concurrent Post

If any outside director also serves as an officer at another listed company, such director shall only spend a reasonable extent of time for such position so that they can secure sufficient time to perform their duties for the Company. If any outside director receives an offer from another listed company, such director shall notify the president of the Company of such receipt of offer.

Evaluation Relating to Effectiveness of the Board of Directors

Each year, the Board of Directors shall analyze and evaluate the effectiveness of the Board of Directors as a whole, based on the self-evaluations of each director.

2.3    Remuneration

Article 13    Remuneration Policies

(1) The Company’s remuneration structure for the officers shall be designed with the aim of motivating them to contribute not only to short-term, but also to mid- to long-term business results, to enable the sustainable enhancement of the corporate value, and shall consist of a fixed monthly remuneration paid as compensation for the performance of their duties, an executive bonus linked to the business results for the relevant business year, and a stock-based remuneration linked to mid- to long-term business results.

(2) Monthly remuneration shall be paid in an amount that is suitable for attracting diverse and exceptional human resources, while taking into consideration the payment standards of other companies etc.

(3) Executive bonuses shall be determined by a resolution of the Board of Directors taking into consideration the business results of each business year, dividends to shareholders, the standards of bonuses of employees and other matters and paid.

(4) Stock-based remuneration shall be paid in the Company’s stock and money and linked to business results in the mid- to long-term based on the standards and procedures approved by the Board of Directors, so that the stock-based remuneration functions as a sound incentive aimed at sustainable growth.

(5) Remuneration of the executive directors and the operating officers shall consist of monthly remuneration paid based on the remuneration standards approved by the Board of Directors as well as executive bonuses and stock-based remuneration.

(6) Remuneration paid to the outside directors and other non-executive directors (excluding Audit and Supervisory Committee members) shall consist only of monthly remuneration based on remuneration standards approved by the Board of Directors.

(7) Remuneration of the directors who are members of the Audit and Supervisory Committee shall consist only of monthly remuneration determined by discussion among directors who are members of the Audit and Supervisory Committee.

(8) In order to advance the Company’s sustainable growth and enhance its corporate value over the mid- to long-term by sharing common interests with the shareholders through having a shareholding in the Company, even directors and operating officers who are not eligible for stock-based remuneration shall acquire the Company’s stock by contributing a certain portion of their fixed remuneration to the Officers Shareholding Association.

(9) Directors and operating officers shall continuously hold throughout their term of office and for one year after their retirement any stock of the Company acquired as stock-based remuneration or acquired through the Officers Shareholding Association

(10) If the Board of Directors seeks to determine or change the remuneration structure or the remuneration standards for the officers, it shall discuss the matter after hearing the opinions formed in advance by the Audit and Supervisory Committee.

Note: As for the full text of “Honda Corporate Governance Basic Policies,” please refer to the following website.

   Investor Relations > Management Policy > Corporate Governance

   https://global.honda/investors/policy/governance.html

Business Report for the 96th Fiscal Year

For the Period From: April 1, 2019 To: March 31, 2020

1.	OUTLINE OF BUSINESS

(1)	Review of Operations

  Looking at the economic environment surrounding Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method (hereinafter, the “Honda Group”) in the fiscal year ended March 31, 2020, until the third fiscal quarter, the United States economy continued to recover, mainly due to improvement in employment conditions and gradually growing personal consumption. Europe saw a weak economic recovery, mainly due to deterioration of employment conditions and a gradual decline in personal consumption. In the Asian economies, India, Thailand and Indonesia showed weakness while China’s economy experienced a moderate slowdown. The Japanese economy saw a gradual recovery, mainly due to improvement in employment conditions and an upturn in personal consumption, in addition to moderate growth in capital investment. The spread of coronavirus disease 2019 (COVID-19) in the fourth fiscal year led to a global economic slowdown. For the time being, a further downturn in the economy is expected.

  In the Honda Group’s principal markets, the motorcycle market expanded compared to the previous fiscal year in Brazil, but shrank in India, Indonesia, Thailand and Vietnam. The automobile market grew year on year in Brazil and Europe, while shrinking in India, China, Indonesia, Thailand, Japan and the United States.

  In these circumstances, the Honda Group worked to strengthen its business structure in order to respond swiftly and accurately to the changing and varied needs of customers and society. On the research and development front, we made proactive efforts to develop safety and environmental technologies and advanced technologies to enhance the attractiveness of our products and transform mobility, utilizing open innovation with external partners. With regard to production, we strengthened our production structure and further pressed ahead with optimizing the production allocation and production capability to deal with changes in demand on a global basis. As for sales, we worked to enhance our product lineup through measures such as aggressively launching products that offer new value and delivering products globally.

  Honda has been conducting market-based measures in relation to airbag inflators mainly in North America and Japan. This is related to the problem where the internal pressure of inflators rises abnormally at the time of airbag deployment on the driver’s side and passenger’s side, causing damage to the container and spraying metal fragments within the cars. We are continuing to focus on the satisfaction and safety of our customers and making every effort through market-based measures to replace those airbag inflators as quickly as possible.

  During the fourth quarter, the global economy slowed down due to the spread of COVID-19 infection, which has affected Honda’s operating results.

  Honda’s consolidated sales revenue for the fiscal year ended March 31, 2020, decreased by 6.0%, to JPY 14,931.0 billion from the fiscal year ended March 31, 2019, due mainly to decreased sales revenue in automobile business operations as well as negative foreign currency translation effects, which was partially offset by increased sales revenue in financial services business operations.

  Operating profit decreased by 12.8%, to JPY 633.6 billion from the previous fiscal year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix as well as negative foreign currency effects, which was partially offset by continuing cost reduction as well as decreased selling, general and administrative expenses.

  Profit before income taxes decreased by 19.3%, to JPY 789.9 billion from the previous fiscal year.

  Profit for the year attributable to owners of the parent decreased by 25.3%, to JPY 455.7 billion from the previous fiscal year.

  Earnings per share attributable to owners of the parent for the year amounted to JPY 260.13, a decrease of JPY 85.86 from the previous fiscal year.

Motorcycle Business

  Consolidated unit sales totaled 12,426 thousand, a decrease of 6.0% from the previous fiscal year.

  Among all the regions, Asia had the highest consolidated unit sales, and sales of Activa in India and Wave110i in Thailand were both favorable.

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2019	Year ended Mar. 31, 2020			Year ended Mar. 31, 2019	Year ended Mar. 31, 2020
			Change	%			Change	%
Motorcycle business	20,238	19,340	-898	-4.4	13,215	12,426	-789	-6.0
Japan	207	205	-2	-1.0	207	205	-2	-1.0
North America	301	330	29	9.6	301	330	29	9.6
Europe	249	239	-10	-4.0	249	239	-10	-4.0
Asia	18,224	17,262	-962	-5.3	11,201	10,348	-853	-7.6
Other Regions	1,257	1,304	47	3.7	1,257	1,304	47	3.7

Note:

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

  With respect to Honda’s sales for the fiscal year by business segment, in motorcycle business operations, sales revenue from external customers decreased by 1.9%, to JPY 2,059.3 billion from the previous fiscal year, due mainly to decreased consolidated unit sales and negative foreign currency effects. Operating profit totaled JPY 285.6 billion, a decrease of 2.0% from the previous fiscal year, due primarily to a decrease in profit attributable to decreased sales volume and model mix as well as negative foreign currency effects, which was partially offset by continuing cost reduction.

Automobile Business

  Consolidated unit sales totaled 3,318 thousand, a decrease of 11.5% from the previous fiscal year.

  Among all the regions, North America had the highest consolidated unit sales, and sales of CR-V and Civic were favorable in the U.S.

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2019	Year ended Mar. 31, 2020			Year ended Mar. 31, 2019	Year ended Mar. 31, 2020
			Change	%			Change	%
Automobile business	5,323	4,790	-533	-10.0	3,748	3,318	-430	-11.5
Japan	719	672	-47	-6.5	643	589	-54	-8.4
North America	1,954	1,825	-129	-6.6	1,954	1,825	-129	-6.6
Europe	169	133	-36	-21.3	169	133	-36	-21.3
Asia	2,233	1,952	-281	-12.6	734	563	-171	-23.3
Other Regions	248	208	-40	-16.1	248	208	-40	-16.1

Note:

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, sales revenue from external customers decreased by 10.1%, to JPY 9,959.0 billion from the previous fiscal year due mainly to a decrease in consolidated unit sales. Operating profit totaled JPY 153.3 billion, a decrease of 26.9% from the previous fiscal year, due primarily to a decrease in profit attributable to decreased sales volume and model mix as well as negative foreign currency effects, which was partially offset by decreased selling, general and administrative expenses and continuing cost reduction.

Financial Services Business

Sales revenue from external customers in the financial services business operations increased by 9.4%, to JPY 2,586.9 billion from the previous fiscal year due mainly to an increase in revenues on disposition of lease vehicles and operating lease revenue. Operating profit decreased by 6.9% to JPY 219.7 billion from the previous fiscal year due mainly to increased selling, general and administrative expenses, despite an increase in profit attributable to increased sales revenue.

About Financial Services Business (Reference)

In the financial services business, Honda provides services such as loan and lease, mainly related to sales of automobiles, for customers buying products.

Life Creation and Other Businesses

  Consolidated unit sales in the life creation and other businesses operations totaled 5,701 thousand, a decrease of 9.5% from the previous fiscal year.

  Among all the regions, North America had the highest consolidated unit sales, and sales of general purpose engine GCV160 and lawn mower HRR 216 were favorable in the U.S.

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Year ended Mar. 31, 2019	Year ended Mar. 31, 2020
			Change	%
Life creation business	6,301	5,701	-600	-9.5
Japan	336	312	-24	-7.1
North America	3,049	2,848	-201	-6.6
Europe	984	845	-139	-14.1
Asia	1,559	1,375	-184	-11.8
Other Regions	373	321	-52	-13.9

Note:

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In life creation business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the year ended March 31, 2019 and 2020, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers in life creation and other businesses decreased 7.2%, to JPY 325.6 billion from the previous fiscal year, due mainly to a decrease in consolidated unit sales in the life creation business. Honda reported an operating loss of JPY 25.0 billion, an increase of JPY 14.1 billion from the previous fiscal year, due mainly to a decrease in profit attributable to decreased sales volume and model mix. Operating loss of aircraft and aircraft engines included in the life creation and other businesses segment was JPY 42.2 billion, an increase of JPY 2.0 billion from the previous fiscal year.

◾ Sales Revenue Breakdown

	Yen (millions)
	FY2019 From April 1, 2018 to March 31, 2019 (reference)	FY2020 From April 1, 2019 to March 31, 2020	Change from the previous fiscal year (reference)
				(%)
Grand Total	15,888,617	14,931,009	-957,608	-6.0
Japan	2,042,891	1,985,945	-56,946	-2.8
North America	8,519,048	8,164,377	-354,671	-4.2
Europe	660,945	568,715	-92,230	-14.0
Asia	3,793,728	3,449,876	-343,852	-9.1
Other Regions	872,005	762,096	-109,909	-12.6
Motorcycle Business	2,100,155	2,059,335	-40,820	-1.9
Japan	79,298	77,241	-2,057	-2.6
North America	188,200	203,885	15,685	8.3
Europe	159,644	144,393	-15,251	-9.6
Asia	1,375,256	1,338,719	-36,537	-2.7
Other Regions	297,757	295,097	-2,660	-0.9
Automobile Business	11,072,117	9,959,080	-1,113,037	-10.1
Japan	1,590,234	1,473,730	-116,504	-7.3
North America	6,165,575	5,650,697	-514,878	-8.4
Europe	427,365	359,216	-68,149	-15.9
Asia	2,360,640	2,049,493	-311,147	-13.2
Other Regions	528,303	425,944	-102,359	-19.4
Financial Services Business	2,365,355	2,586,965	221,610	9.4
Japan	285,855	358,806	72,951	25.5
North America	2,029,921	2,176,653	146,732	7.2
Europe	12,943	11,873	-1,070	-8.3
Asia	11,430	14,778	3,348	29.3
Other Regions	25,206	24,855	-351	-1.4
Life Creation & Other Businesses	350,990	325,629	-25,361	-7.2
Japan	87,504	76,168	-11,336	-13.0
North America	135,352	133,142	-2,210	-1.6
Europe	60,993	53,233	-7,760	-12.7
Asia	46,402	46,886	484	1.0
Other Regions	20,739	16,200	-4,539	-21.9

(2)	Capital Expenditures

Capital expenditures during the fiscal year ended March 31, 2020 totaled JPY 375,643 million. The breakdown of capital expenditures by business segment was as follows:

In addition to investments for new model introductions, Honda’s capital expenditure was predominantly utilized for expanding, rationalizing, and renovating manufacturing facilities as well as for expanding sales and R&D facilities.

	Yen (millions), %
Business Segment	FY2019 (reference)	FY2020	Change in amount (reference)	Change (%) (reference)
Motorcycle Business	59,288	67,827	8,539	14.4
Automobile Business	354,388	293,771	-60,617	-17.1
Financial Services Business	392	180	-212	-54.1
Life Creation and Other Businesses	12,451	13,865	1,414	11.4

Total	426,519	375,643	-50,876	-11.9

Equipment on operating leases	2,038,734	2,244,893	206,159	10.1

Note: Intangible assets are not included in the table above.

(3)	Liquidity and Capital Resources

Honda meets its working capital requirements primarily through cash generated by operations, bank loans, corporate bonds and commercial paper. The outstanding balance of liabilities for Honda’s manufacturing and sales businesses at the end of the fiscal year ended March 31, 2020 was JPY 532.0 billion.

In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables and equipment on operating leases, commercial paper and corporate bonds. The outstanding balance of liabilities for Honda’s financial services subsidiaries at the end of the fiscal year was JPY 7,002.4 billion.

(4)	Preparing for the Future

1)	Management Policies and Strategies

The Honda Group has two Fundamental Beliefs: “Respect for the Individual,” and “The Three Joys” (the Joy of Buying, the Joy of Selling, and the Joy of Creating). “Respect for the Individual” calls on Honda to nurture and promote these characteristics in our company by respecting individual differences and trusting each other as equal partners. “The Three Joys” are based on “Respect for the Individual,” and is the philosophy of creating joy together with everyone involved in Honda’s activities, with the joy of its customers as the driving force.

Based on these Fundamental Beliefs, the Honda Group strives to improve its corporate value by sharing joy with all people, and with our shareholders in particular, by practicing its Mission Statement: “Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality, yet at a reasonable price for worldwide customer satisfaction.”

The Honda Group has also defined its vision toward 2030 as “Serve people worldwide with the “joy of expanding their life’s potential,” and will take initiatives in the following three directions.

1. Toward a clean and safe / secure society

2. Creating value for “mobility” and “daily lives”

3. Accommodate the different characteristics of people and society

1.	Toward a clean and safe / secure society

Setting forth its goals of realizing a carbon-free society and a collision-free mobile society, the Honda Group will take initiatives in various areas.

a.	Lead efforts to realize a carbon-free society

Going forward, the Honda Group will actively promote the introduction of electric vehicles based on electric-powered motor technology which it has been developing as a leader in environmentalism. As a mobility company with a wide range of products, the Honda Group will further advance electrification to realize a carbon-free society.

b.	Lead efforts to realize a collision-free mobile society

As part of its responsibility as a mobility company, the Honda Group is researching, developing, and working toward the adoption of safety technology based on its philosophy of “Safety for Everyone,” with the aim of realizing a “collision-free mobile society” where everyone who uses roads can live safely. In addition to the collision safety features the Honda Group has long been working on, it is currently working toward the adoption and evolution of its safety and driver-assistive system, “Honda SENSING.”

In addition to such safety technology, the Honda Group has long been promoting awareness of traffic safety in order to realize a society where all people who use roads, such as drivers and pedestrians, can move safely with safety awareness. Going forward, the Honda Group will carry out this initiative globally.

2.	Creating value for “mobility” and “daily lives”

The Honda Group will focus on three areas, namely mobility, robotics and energy, in order to provide people with the joy and freedom of mobility and the joy of making their lives better.

a. Joy and freedom of mobility

Using the Honda Group’s unique strengths resulting from its wide range of mobility products including motorcycles and automobiles, the Honda Group will use partnerships with other companies in various regions to begin new mobility services that provide mobility without restraint in every aspect of life.

b. Joy of making life better

The Honda Group will work on creating a system that allows people to share and enjoy safe and secure clean energy in their daily lives through mobility.

3.	Accommodate the different characteristics of people and society

The Honda Group will provide optimal products and services for diverse society, and to all people with a wide variety of cultures and values, whether they live in developed or emerging nations.

As one of the initiatives in these directions, the Honda Group has begun taking initiatives to realize “Honda eMaaS” concept. By connecting mobility service and energy service, “Honda eMaaS” provides mobility to people while at the same time contributing to the expanded use of renewable energy.

This “Honda eMaaS” concept aims to seamlessly connect mobility and people’s daily lives and provide people with the joy of making their lives better in a carbon-free manner through integrated management of the Honda Group’s electric products such as electrified mobility and energy equipment, which are expected to increase in the future.

2) Management Challenges

The business environment surrounding the Honda Group has come to a major turning point. Values are diversifying, the population is aging, urbanization is accelerating, climate change is worsening, and the industrial structure is changing due to progress in technologies such as the use of electric-powered motors, autonomous driving and IoT, all on a global basis. It is vital to ensure “strong products, strong mono-zukuri (the art of making things) and strong businesses” which are essential for future growth.

Looking at the market environment of motorcycle business operations, competition with not only existing manufacturers but also emerging manufacturers is intensifying. The operating environment continues to change more rapidly than ever as seen by the need to make efforts to deal with tighter environmental regulations in each country and expansion of new markets.

In automobile business operations, the Honda Group will create products that can immediately respond to changes in the environment and satisfy customer needs with strong mono-zukuri, and will develop a strong business operation structure that can deliver products to the world in a timely manner.

The life creation and other businesses will evolve into a function to create new value for “mobility” and “daily lives,” with the addition of “new businesses for the future,” including the energy business, to the existing “provision of power products.” The Honda Group will broaden the domain and promote businesses under the concept of “life creation business.”

3) Challenges to be Addressed Preferentially

Considering the business environment, the Honda Group will work on the following new challenges directed at the next generation to provide value unique to the Honda Group with a view to contributing to solving various social issues while continuing to achieve sustainable growth.

1.	Prepare for future growth

a. Next-generation technologies

In the automobile industry in the future, the ability to respond to electrification, driver-assistive technologies, connected technologies and other technological innovations will likely determine the competitiveness of a company. The Honda Group will work to develop products and services equipped with such next-generation technologies in the motorcycle, automobile and life creation businesses, and ensure business feasibility as early as possible.

As for electrification, the Honda Group will further expand the lineup of hybrid vehicles based on electric-powered motor technology it has been developing, and proactively introduce zero-emission vehicles.

Regarding driver-assistive technologies, the Honda Group will work to promote and evolve “Honda SENSING,” a safety and driver-assistive system, for the purpose of preventing accidents.

By continuing to push ahead with efforts for joint development and commercialization in preparation for future society while utilizing partnerships with other companies, the Honda Group will aim to realize a clean and safe / secure society.

b. New businesses

In “Honda eMaaS,” the Honda Group’s energy technology is expected to contribute to the effective utilization of electric power for society as a whole. For example, the Honda Group’s electrified mobility and energy equipment function as temporary electric power storage/discharge devices, contributing to stabilization of electric power. To this end, in the mobility service, efforts need to be made in the areas of mobility and goods transport services using electric vehicles. In the energy service, efforts need to be made in the area of mobile power supply, by not only “using” energy equipment as a power source for mobility but also enabling them to “create” electric power and “connect” with the power supplies for the household so that electricity can be used efficiently whenever and wherever needed.

The Honda Group intends to serve people worldwide with the “joy of expanding their life’s potential” by proposing solutions in these areas.

2.	Solidify existing businesses

The Honda Group will enhance the business strategy formulation function by steadily proceeding with the next initiatives, and build a highly competitive mono-zukuri foundation to realize strong businesses.

a. Build a structure to realize strategies

In order to build strong businesses that can immediately respond to changes in the environment and can provide products that satisfy customer needs in a timely manner, the Honda Group has established a unified operational structure which integrates S-E-D-B (Sales, Engineering, Development and Buying) areas.

This enables the formulation of business strategies based on a big-picture view of product planning, development, buying/purchasing, engineering/production and sales, and the swift implementation of such strategies. At the same time, the Honda Group will realize mono-zukuri reform and stable production with high-precision development of new models through frontloading and operation which integrates the entire process from development through mass-production.

b. Mono-zukuri reform

In the automobile business, the Honda Group has strengthened its global models and regional models according to the needs of each region, with the aim of manufacturing challenging products unique to Honda. Efficient mono-zukuri, in addition to product appeal, is indispensable for further enhancing the competitiveness of such models. To this end, the Honda Group is working to strengthen the structure in each area. Introducing the Honda Architecture, which is a company-wide initiative that increases the efficiency of development and expands parts-sharing for mass-production models, the Honda Group will sequentially apply it, starting with the global models, and expand its application. By doing so, Honda will enhance the efficiency of existing businesses and repurpose those manhours to conduct research and development in advanced areas, thereby accelerating development for the future.

Steady progress is being made in optimizing the production capacity in all regions, and the Honda Group will improve its global capacity utilization rate.

c. Further improve quality

To achieve a new level of outstanding quality of products, the Honda Group has continued activities to further improve quality at every stage: design, development, production, sales and service including suppliers. Going forward, the Honda Group will team up with other companies, including those from other industries, to challenge new forms of mobility that incorporate electrification, driver-assistive technologies and IoT in creating new value through open innovation. To that end, the Honda Group will evolve its activities to realize a new level of outstanding quality, by pursuing the utmost quality not only in products and services provided to customers but also in every area of business at all points of customer contact, alongside evolution in “mobility” and “daily lives.”

Also, in the automobile business, in April 2020 the quality innovation departments for all operations were integrated, and Quality Innovation Operations was newly established and commenced activities.

d. Continue to enhance Honda’s social reputation and communication with the community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, the Honda Group will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance, and risk management, as well as participating in community activities and making philanthropic contributions.

Through these company-wide activities, Honda aims to be a company that society, which includes our shareholders, our investors and our customers, wants to exist.

(5)  Changes in Financial Position and Results of Operations of the Group and the Parent Company

(a)  Changes in Results of Operations and Financial Position of the Group

	Yen (millions)
Category	IFRS
	FY2017 93rd fiscal year (From April 1, 2016 to March 31, 2017)	FY2018 94th fiscal year (From April 1, 2017 to March 31, 2018)	FY2019 95th fiscal year (From April 1, 2018 to March 31, 2019)	FY2020 96th fiscal year (From April 1, 2019 to March 31, 2020)
Sales revenue	13,999,200	15,361,146	15,888,617	14,931,009
Operating profit	840,711	833,558	726,370	633,637
Profit before income taxes	1,006,986	1,114,973	979,375	789,918
Profit for the year attributable to owners of the parent	616,569	1,059,337	610,316	455,746
Basic earnings per share attributable to owners of the parent (Yen)	342.10	590.79	345.99	260.13
Total assets	18,958,123	19,349,164	20,419,122	20,461,465
Equity attributable to owners of the parent	7,295,296	7,933,538	8,267,720	8,012,259
Equity attributable to owners of the parent per share (Yen)	4,047.81	4,461.36	4,698.74	4,640.46

Notes:	1.	Based on the provisions of Article 120-1 of the Ordinance of Companies Accounting, the Company’s consolidated financial statements have been prepared in accordance with IFRS.

	2.	The results of operations and financial position of the Group are indicated based on IFRS terminology.

	3.	The increase in sales revenue in the 94th fiscal year compared to the 93rd fiscal year is due primarily to increased sales revenue in all business operations as well as favorable foreign currency translation effects. The decrease in operating profit in the 94th fiscal year compared to the 93rd fiscal year is due primarily to increased SG&A expenses, the loss related to the settlement of multidistrict class action litigation and the impact of pension plan amendments in the 93rd fiscal year. In addition, the increases in profit before income taxes and profit for the year attributable to owners of the parent in the 94th fiscal year compared to the 93rd fiscal year are mainly due to increased share of profit of investment accounted for using the equity method and impacts of the enactment of the U.S. Tax Cuts and Jobs Act.

	4.	The increase in sales revenue in the 95th fiscal year compared to the 94th fiscal year is due primarily to increased sales revenue in all business operations. The decreases in operating profit and profit before income taxes in the 95th fiscal year compared to the 94th fiscal year are mainly due to the impact in Europe related to changes of the global automobile production network and negative foreign currency effects. In addition, the decrease in profit for the year attributable to owners of the parent in the 95th fiscal year compared to the 94th fiscal year is mainly due to impacts of the enactment of the U.S. Tax Cuts and Jobs Act in the 94th fiscal year.

	5.	The status of the 96th fiscal year is as provided in “(1) Review of Operations” of “1. OUTLINE OF BUSINESS.”

	6.	Basic earnings per share attributable to owners of the parent is calculated based on the average number of shares outstanding during each year. There were no significant potentially dilutive common shares outstanding.

	7.	Equity attributable to owners of the parent per share is calculated based on the number of shares outstanding at the end of each fiscal year.

(b)  Changes in Results of Operations and Financial Position of the Parent Company

	Yen (millions)
Category	FY2017 93rd fiscal year (From April 1, 2016 to March 31, 2017)	FY2018 94th fiscal year (From April 1, 2017 to March 31, 2018)	FY2019 95th fiscal year (From April 1, 2018 to March 31, 2019)	FY2020 96th fiscal year (From April 1, 2019 to March 31, 2020)
Net sales	3,456,118	3,787,337	4,077,564	3,642,679
Operating income	36,559	108,542	1,012	(60,260)
Ordinary income	350,051	484,060	534,031	512,028
Net income	233,082	383,461	362,203	373,027
Net income per share (Yen)	129.33	213.86	205.33	212.91
Total assets	2,823,055	2,849,028	2,982,107	3,126,421
Net assets	1,947,645	2,078,199	2,161,343	2,220,025
Net assets per share (Yen)	1,080.66	1,168.66	1,228.34	1,285.77

Notes:	1.	Figures in parentheses represent losses.

	2.	Figures in millions of yen are rounded down to the nearest million.

	3.	The increase in operating income in the 94th fiscal year compared to the 93rd fiscal year is mainly due to increased sales and model mix and favorable foreign currency effects, despite an increase in R&D expenses, among other factors. The increases in ordinary income and net income in the 94th fiscal year compared to the 93rd fiscal year are mainly due to an increase in operating income and increased dividend income.

	4.	The decrease in operating income in the 95th fiscal year compared to the 94th fiscal year is mainly due to increases in R&D expenses and SG&A expenses.

	5.	The decrease in net sales in the 96th fiscal year compared to the 95th fiscal year is due primarily to decreased net sales in automobile business operations. The decrease in operating income in the 96th fiscal year compared to the 95th fiscal year is mainly due to an increase in R&D expenses as well as decreased sales and model mix, which was partially offset mainly by a decrease in SG&A expenses.

(6) Principal Subsidiaries

			Voting Rights	Principal Business Activities
Company Name		Capital	Ratio	Business Segment	Function
Honda R&D Co., Ltd.	(Saitama, Japan)	JPY 7,400 million	100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Research and development

Honda Finance Co., Ltd.	(Tokyo, Japan)	JPY 11,090 million	100.0%	Financial Services Business	Finance

American Honda Motor Co., Inc.	(U.S.A.)	USD 299 million	100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Sales

Honda Aero., Inc.	(U.S.A.)	USD 80 million	100.0%	Life Creation and Other Businesses	Manufacturing

Honda North America, Inc.	(U.S.A.)	USD 1 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Life Creation and Other Businesses	Coordination of Subsidiaries Operation

Honda of America Mfg., Inc.	(U.S.A.)	USD 561 million	*100.0%	Automobile Business	Manufacturing

American Honda Finance Corporation	(U.S.A.)	USD 1,366 million	*100.0%	Financial Services Business	Finance

Honda Aircraft Company, LLC	(U.S.A.)	USD 160 million	*100.0%	Life Creation and Other Businesses	Research and development / Manufacturing / Sales

Honda Manufacturing of Alabama, LLC	(U.S.A.)	USD 400 million	*100.0%	Automobile Business	Manufacturing

Honda Manufacturing of Indiana, LLC	(U.S.A.)	USD 200 million	*100.0%	Automobile Business	Manufacturing

Honda Transmission Mfg. of America, Inc.	(U.S.A.)	USD 42 million	*100.0%	Automobile Business	Manufacturing

Honda R&D Americas, Inc.	(U.S.A.)	USD 22 million	*100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Research and development

Honda Canada Inc.	(Canada)	CAD 226 million	*100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Manufacturing / Sales

Honda Canada Finance Inc.	(Canada)	CAD 285 million	*100.0%	Financial Services Business	Finance

Honda de Mexico, S.A. de C.V.	(Mexico)	MXN 13,655 million	*100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Manufacturing / Sales

Honda Motor Europe, Ltd.	(U.K.)	GBP 665 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Life Creation and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda of the U.K. Manufacturing Ltd.	(U.K.)	GBP 670 million	*100.0%	Automobile Business	Manufacturing

Honda Finance Europe plc	(U.K.)	GBP 38 million	*100.0%	Financial Services Business	Finance

Honda Bank GmbH	(Germany)	EUR 78 million	*100.0%	Financial Services Business	Finance

Honda Turkiye A.S.	(Turkey)	TRY 180 million	*100.0%	Motorcycle business Automobile business	Manufacturing / Sales

			Voting Rights	Principal Business Activities
Company Name		Capital	Ratio	Business Segment	Function
Honda Motor (China) Investment Co., Ltd.	(China)	USD 132 million	100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda Auto Parts Manufacturing Co., Ltd.	(China)	USD 200 million	*100.0%	Automobile Business	Manufacturing

Honda Motorcycle and Scooter India (Private) Ltd.	(India)	INR 3,100 million	*100.0%	Motorcycle Business	Manufacturing / Sales

Honda Cars India Limited	(India)	INR 10,727 million	*100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Manufacturing / Sales

P.T. Honda Precision Parts Manufacturing	(Indonesia)	USD 150 million	*100.0%	Automobile Business	Manufacturing

P.T. Honda Prospect Motor	(Indonesia)	USD 70 million	51.0%	Automobile Business	Manufacturing / Sales

Honda Malaysia Sdn Bhd	(Malaysia)	MYR 170 million	51.0%	Automobile Business	Manufacturing / Sales

Honda Taiwan Co., Ltd.	(Taiwan)	TWD 3,580 million	100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Sales

Asian Honda Motor Co., Ltd.	(Thailand)	THB 10,888 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Life Creation and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda Leasing (Thailand) Co., Ltd.	(Thailand)	THB 5,550 million	*100.0%	Financial Services Business	Finance

Honda Automobile (Thailand) Co., Ltd.	(Thailand)	THB 5,460 million	*89.0%	Automobile Business	Manufacturing / Sales

Thai Honda Manufacturing Co., Ltd.	(Thailand)	THB 150 million	*83.0%	Motorcycle Business Life Creation and Other Businesses	Manufacturing

A.P. Honda Co., Ltd.	(Thailand)	THB 40 million	*61.0%	Motorcycle Business	Sales

Honda Vietnam Co., Ltd.	(Vietnam)	VND 1,190,822 million	*70.0%	Motorcycle Business Automobile Business	Manufacturing / Sales

Honda Motor de Argentina S.A.	(Argentina)	ARS 14,039 million	*100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Manufacturing / Sales

Honda South America Ltda.	(Brazil)	BRL 119 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Life Creation and Other Businesses	Coordination of Subsidiaries Operation

Banco Honda S.A.	(Brazil)	BRL 524 million	*100.0%	Financial Services Business	Finance

Honda Automoveis do Brasil Ltda.	(Brazil)	BRL 882 million	*100.0%	Automobile Business	Manufacturing / Sales

Moto Honda da Amazonia Ltda.	(Brazil)	BRL 1,400 million	*100.0%	Motorcycle Business Life Creation and Other Businesses	Manufacturing / Sales

Notes:	1.	Amounts of capital are rounded down to the nearest unit as indicated.

	2.	Ratios with * include ownership by consolidated subsidiaries.

	3.	For the fiscal year ended March 31, 2020, the number of consolidated subsidiaries was 357, including 39 companies mentioned above, and the number of affiliates accounted for under the equity method was 73.

(7) Principal Business Activities

The Honda Group engages in the motorcycle business, automobile business, financial services business, and life creation and other businesses. Principal products and services, and functions of each business are as follows.

Business	Principal products and services	Function
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-side and relevant parts	Research and development / Manufacturing / Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development / Manufacturing / Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products / Others

Life Creation and Other Businesses	Power products and relevant parts, and others	Research and development / Manufacturing / Sales and related services / Others

Note:

Power product business has been renamed Life creation business from April 1, 2019. Honda expands the concept of our Power product business and continues pursuing it under a new concept of “Life Creation Business”. This renaming of the business represents our intention to evolve our business as a function to create new value for “mobility” and “daily lives,” which includes our existing Power product business as well as new businesses for the future, including energy business.

(8) Principal Business Sites

(a) The Company

Name	Location
Head office	Tokyo, Japan
Suzuka Factory	Mie, Japan
Saitama Factory	Saitama, Japan
Transmission Factory	Shizuoka, Japan
Kumamoto Factory	Kumamoto, Japan
Powertrain Unit Factory	Tochigi, Japan

(b) Subsidiaries

      For principal subsidiaries and their locations, please refer to “(6) Principal Subsidiaries.”

(9) Employees of the Group and the Parent Company

(a) Group Employees

Business Segment	Number of Employees
	FY2019 (reference)		FY2020		Change (reference)
Motorcycle Business	45,319	(14,959)	47,013	(13,878)	1,694	(-1,081)
Automobile Business	162,278	(20,008)	159,555	(17,968)	-2,723	(-2,040)
Financial Services Business	2,442	(119)	2,455	(100)	13	(-19)
Life Creation & Other Businesses	9,683	(2,811)	9,651	(2,640)	-32	(-171)

Total	219,722	(37,897)	218,674	(34,586)	-1,048	(-3,311)

(b) Employees of the Parent Company

	FY2019 (reference)		FY2020		Change (reference)
Number of employees	22,675	(6,034)	25,379	(5,489)	2,704	(-545)
Average age	45.6		45.5		-0.1
Average number of years employed by the Company	24.1		23.8		-0.3

Note:	The number of employees of the Honda Group and the Parent Company refers to full-time employees. The average number of temporary employees is shown separately in parentheses.

2. COMMON STOCK

(1) Total Number of Shares Issued	1,811,428,430 shares
(2) Number of Shareholders	213,170

(3) Major Shareholders

Name	Number of Shares Held (thousands)	Percentage against Total Shares Issued (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	133,949	7.8
Japan Trustee Services Bank, Ltd. (Trust Account)	114,252	6.6
SSBTC CLIENT OMNIBUS ACCOUNT	58,061	3.4
Moxley & Co. LLC	53,915	3.1
Meiji Yasuda Life Insurance Company	51,199	3.0
Japan Trustee Services Bank, Ltd. (Trust Account 9)	46,605	2.7
Tokio Marine & Nichido Fire Insurance Co., Ltd.	35,461	2.1
Japan Trustee Services Bank, Ltd. (Trust Account 5)	32,086	1.9
JPMorgan Chase Bank 385151	30,145	1.7
Nippon Life Insurance Company	28,666	1.7

Notes:	1.	The number of shares described above rounds off figures of less than 1,000 shares.
	2.	Ownership percentages are calculated using the total number of shares issued minus treasury stock (84,155 thousand shares).
	3.	Moxley & Co. LLC is an official holder of stock of JPMorgan Chase Bank, which is a depositary institution for American Depositary Receipts (ADRs).

• Breakdown of shares by shareholder type (reference)

3. STOCK WARRANTS

No relevant information

4. CORPORATE OFFICERS

(1) Directors (As of March 31, 2020)

Position	Name	Area of Responsibility or Principal Occupations
Chairman and Director	Toshiaki Mikoshiba	Chairman of the Board of Directors; Director in Charge of Government and Industry Relations

President and Representative Director	Takahiro Hachigo	Chief Executive Officer; Director in Charge of Research & Development (Research & Development, Intellectual Property and Standardization)

Executive Vice President and Representative Director	Seiji Kuraishi	Chief Operating Officer; Director in Charge of Strategy, Business Operations and Regional Operations; Chief Officer for Automobile Operations; Corporate Brand Officer

Senior Managing Director	Yoshi Yamane	Director in Charge of Production (Production, Purchasing, Quality, Parts and Service); Risk Management Officer

Senior Managing Director	Kohei Takeuchi

Chief Financial Officer and Director in Charge of Finance and Administration (Accounting, Finance, Human Resources, Corporate Governance and IT);

Chief Officer for Driving Safety Promotion Center;

Compliance Officer

Director	Motoki Ozaki Outside Independent Director

President and Representative Director of The Kao Foundation for Arts and Sciences;

President of Kigyo Mécénat Kyogikai Association for Corporate Support of the Arts;

President of New National Theatre Foundation;

Outside Director (Audit and Supervisory Committee Member) of Nomura Securities Co., Ltd.

Outside Director of CASIO COMPUTER CO., LTD.

Director	Hiroko Koide Outside Independent Director	Outside Director of Mitsubishi Electric Corporation Outside Director of J-OIL MILLS, Inc.

Director and Advisor	Takanobu Ito

Director (Full-time Audit and Supervisory Committee Member)	Masahiro Yoshida

Director (Full-time Audit and Supervisory Committee Member)	Masafumi Suzuki

Director (Audit and Supervisory Committee Member)	Hideo Takaura Outside Independent Director	Certified Public Accountant; Outside Auditor of Japan Investment Corporation; Outside Director of Tokyo Electric Power Company Holdings, Inc.; Outside Auditor of INCJ, Ltd.

Director (Audit and Supervisory Committee Member)	Mayumi Tamura Outside Independent Director	Outside Director of Hitachi High-Tech Corporation; Outside Director of SHIMIZU CORPORATION

Director (Audit and Supervisory Committee Member)	Kunihiko Sakai Outside Independent Director	Lawyer; Advisor Attorney to TMI Associates; Audit and Supervisory Board Member (Outside) of Furukawa Electric Co., Ltd.

Notes:	1.	Directors Mr. Motoki Ozaki, Ms. Hiroko Koide, Mr. Hideo Takaura, Ms. Mayumi Tamura and Mr. Kunihiko Sakai are Outside Directors in accordance with Article 2, Item 15 of the Companies Act.

	2.	Both Mr. Masahiro Yoshida and Mr. Masafumi Suzuki have been appointed as Full-time Audit and Supervisory Committee Member to ensure the effectiveness of activities of the Audit and Supervisory Committee by sharing information obtained mainly through daily information collection and collaboration with internal audit departments among all Audit and Supervisory Committee Members.

	3.	Mr. Masafumi Suzuki, a Director who is an Audit and Supervisory Committee Member, has considerable operating experience regarding financial and accounting departments in the Company and its subsidiaries. In addition, Mr. Hideo Takaura, a Director who is an Audit and Supervisory Committee Member, has extensive knowledge and experience as a certified public accountant. Mr. Suzuki and Mr. Takaura have abundant knowledge related to finance and accounting.

4.	The Company has appointed Mr. Motoki Ozaki, Ms. Hiroko Koide, Mr. Hideo Takaura, Ms. Mayumi Tamura and Mr. Kunihiko Sakai as independent directors as provided for by the rules of the Tokyo Stock Exchange and reported their appointment to the Tokyo Stock Exchange.

5.	The Company adopts the Operating Officer System to strengthen regional operations and local workplaces and to implement quick and appropriate decisions. The Operating Officers of the Company are as follows: (As of March 31, 2020)

Managing Officer	Takashi Sekiguchi	Executive in Charge of Corporate Planning

Managing Officer	Michimasa Fujino	President and Director of Honda Aircraft Company, LLC

Managing Officer	Shinji Aoyama

Chief Officer for Regional Operations (North America);

President, Chief Executive Officer and Director of Honda North America, Inc.;

President, Chief Executive Officer and Director of American Honda Motor Co., Inc.

Managing Officer	Noriya Kaihara	Chief Officer for Purchasing Operations

Managing Officer	Toshihiro Mibe	President and Representative Director of Honda R&D Co., Ltd.; Executive in Charge of Intellectual Property and Standardization

Managing Officer	Mitsugu Matsukawa	President and Director of Honda of America Mfg., Inc.

Managing Officer	Noriaki Abe	Chief Officer for Motorcycle Operations

Managing Officer	Yasuhide Mizuno	Chief Officer for Regional Operations (China); President of Honda Motor (China) Investment Co., Ltd.; President of Honda Motor (China) Technology Co., Ltd.

Operating Officer	Issao Mizoguchi

Chief Officer for Regional Operations (South America);

President and Director of Honda South America Ltda.;

President and Director of Honda Automoveis do Brasil Ltda.;

President and Director of Moto Honda da Amazonia Ltda.

Operating Officer	Yusuke Hori	Chief Officer for Customer First Operations; Chief Officer for IT Operations

Operating Officer	Tomomi Kosaka	President and Representative Director of Honda Engineering Co., Ltd.

Operating Officer	Toshiyuki Shimabara	Representative of Production for Regional Operations (China); Executive Vice President of Honda Motor (China) Investment Co., Ltd.; Executive Vice President of Honda Motor (China) Technology Co., Ltd.

Operating Officer	Kazuhiro Odaka	President and CEO of Honda Trading Corporation

Operating Officer	Masayuki Igarashi	Chief Officer for Regional Operations (Asia & Oceania); President and Director of Asian Honda Motor Co., Ltd.

Operating Officer	Hiroyuki Kachi	Chief Officer for Production Operations; Executive in Charge of Corporate Project

Operating Officer	Soichi Yamamoto	General Manager of Saitama Factory for Production Operations

Operating Officer	Katsushi Inoue	Chief Officer for Regional Operations (Europe); President and Director of Honda Motor Europe Ltd.

Operating Officer	Kimiyoshi Teratani	Chief Officer for Regional Operations (Japan)

Operating Officer	Asako Suzuki	Chief Officer for Human Resources and Corporate Governance Operations

Operating Officer	Katsuhisa Okuda	Chief Officer for Life Creation Operations

Operating Officer	Katsuhide Moriyama	Chief Officer for Brand and Communication Operations

Operating Officer	Keiji Ohtsu	Chief Quality Officer

Operating Officer	Yoshishige Nomura	General Manager of Mono-zukuri Center for Motorcycle Operations; Senior Managing Director of Honda R&D Co., Ltd.; President of Honda Racing Corporation

Operating Officer	Yoshikado Nakao	Executive in Charge of Purchasing for Purchasing Operations

Operating Officer	Hiroshi Tokutake	General Manager of Kumamoto Factory for Motorcycle Operations; Executive in charge of Life Creation Production for Life Creation Operations

Operating Officer	Taro Kobayashi	Executive in Charge of Automobile Sales for Automobile Operations

Operating Officer	Jiro Morisawa	Chief Officer for Business Management Operations

6.	As of April 1, 2020, the following promotion and assumption of office of Operating Officers were announced by the Company. Positions in the parenthesis are as of March 31, 2020.

Senior Managing Officer	Toshihiro Mibe	(Managing Officer)

Managing Officer	Katsushi Inoue	(Operating Officer)

Managing Officer	Hisao Takahashi	(Senior Managing Director of Honda R&D Co., Ltd.)

7.	The Company introduced the Operating Executive position effective April 1, 2020, with the aim of advancing its corporate executive structure and enabling the Company to address changes in the business environment with greater speed and flexibility. Operating Executives will engage in company operations, with responsibility for business execution in their respective areas under the direction and supervision of management.

(2) Remuneration of Directors, Etc.

	Yen (millions)
Item	Total amount of remuneration, etc.	Total amount by type of remuneration, etc.			Number of eligible Directors (Number of persons)
		Fixed remuneration	Performance-linked remuneration
			Bonuses	Stock-based remuneration
Directors (excluding Audit and Supervisory Committee Members) (excluding Outside Directors)	702	460	101	140	7
Outside Directors (excluding Audit and Supervisory Committee Members)	33	33	—	—	3
Directors (Audit and Supervisory Committee Members) (excluding Outside Directors)	143	143	—	—	2
Outside Directors (Audit and Supervisory Committee Members)	50	50	—	—	4
Total	930	689	101	140	16

Notes:	1.	Remuneration is limited to JPY 1,160 million per year for Directors (excluding Audit and Supervisory Committee Members) and JPY 270 million per year for Directors (Audit and Supervisory Committee Members).

	2.	The above shows the amounts of remuneration, etc. paid to the Company’s Directors by the Company during the fiscal year ended March 31, 2020 and includes the amounts paid to one Director (excluding Audit and Supervisory Committee Member), one Outside Director (excluding Audit and Supervisory Committee Member), and one Outside Director (Audit and Supervisory Committee Member) who resigned at the close of the ordinary general meeting of shareholders held on June 19, 2019.

	3.	Bonuses to Directors (excluding Audit and Supervisory Committee Members) are included in the previously mentioned maximum amount for remuneration to Directors (excluding Audit and Supervisory Committee Members), and the amount shown was decided by the meeting of the Board of Directors held on May 12, 2020.

	4.	The total amount of stock-based remuneration is the amount recorded as expenses related to the share delivery points granted during the fiscal year ended March 31, 2020 in connection with the directors’ remuneration BIP (Board Incentive Plan) trust.

(3) Principal Activities of Outside Directors during the Fiscal Year ended March 31, 2020

(a) Principal Activities during the Fiscal Year ended March 31, 2020

Position	Name	Attendance Record	Principal Activities during the Fiscal Year ended March 31, 2020
Director	Motoki Ozaki	Attended all 10 meetings of the Board of Directors	Based on his abundant experience and deep insight regarding corporate management, he oversees the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

Director	Hiroko Koide	Attended all 8 meetings of the Board of Directors	Based on her global perspective as well as abundant experience and deep insight regarding corporate management, she oversees the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

Director (Audit and Supervisory Committee Member)	Hideo Takaura	Attended all 10 meetings of the Board of Directors Attended all 8 meetings of the Audit and Supervisory Committee	Based on his high expertise and abundant experience as a certified public accountant, he audits and oversees the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

Director (Audit and Supervisory Committee Member)	Mayumi Tamura	Attended all 10 meetings of the Board of Directors Attended all 8 meetings of the Audit and Supervisory Committee	Based on her abundant experience and deep insight regarding corporate management, she audits and oversees the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

Director (Audit and Supervisory Committee Member)	Kunihiko Sakai	Attended all 8 meetings of the Board of Directors Attended all 5 meetings of the Audit and Supervisory Committee	Based on his high expertise and abundant experience as a legal affairs specialist, he audits and oversees the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

All Outside Directors provide necessary comments during the deliberation of proposals based on their experience and insight.

Notes:	1.	The attendance rate of all Internal Directors and Internal Directors who are Audit and Supervisory Committee Members was 100% at meetings of the Board of Directors and meetings of the Audit and Supervisory Committee, respectively.

	2.	The attendance record of Director Hiroko Koide shows figures covering the meetings of the Board of Directors held after her assumption of office on June 19, 2019.

	3.	The attendance record of Director (Audit and Supervisory Committee Member) Kunihiko Sakai shows figures covering the meetings of the Board of Directors and the Audit and Supervisory Committee held after his assumption of office on June 19, 2019.

(b) Summary of Content of Liability Limitation Contracts

The Company has entered into liability limitation contracts with all Outside Directors based on Article 427, Paragraph 1 of the Companies Act and the Company’s Articles of Incorporation, to the effect of limiting the liability for damages, in accordance with Article 423, Paragraph 1 of the Companies Act, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Companies Act.

5. FINANCIAL AUDITOR

(1) Name of Financial Auditor

      KPMG AZSA LLC

(2) Financial Auditor Remuneration, Etc., for the Fiscal Year ended March 31, 2020

Category	Year ended March 31, 2019 (reference)		Year ended March 31, 2020
	Remuneration for audit certification services (millions of yen)	Remuneration for non-audit services (millions of yen)	Remuneration for audit certification services (millions of yen)	Remuneration for non-audit services (millions of yen)
The Company	498	7	522	6
Consolidated subsidiaries	454	62	418	73

Total	952	69	940	79

Notes:	1.

The Company’s Audit and Supervisory Committee has examined the financial auditor’s audit plan for the current fiscal year and the basis for calculation of estimates used as assumptions for remuneration, based on inspection and evaluation of the previous fiscal year’s auditing performance through materials obtained and reports received as necessary from directors, relevant internal departments and the financial auditor. As a result, it has agreed to the remuneration of the financial auditor as specified in Article 399, Paragraphs 1 and 3 of the Companies Act of Japan.

	2.

The audit contract between the Company and its financial auditor does not itemize remuneration for auditing work based on the Companies Act of Japan, auditing work based on the Financial Instruments and Exchange Act of Japan and auditing work based on the Securities Exchange Act of the United States. Because of this and because it is impractical to itemize these categories of remuneration, the figure shown in “Remuneration for audit certification services” of the Company is a total figure.

	3.

Non-audit services for which the Company pays remuneration to its financial auditor for duties other than those stipulated in Article 2, Paragraph 1 of the Certified Public Accountants Act in the current fiscal year consist of advice and guidance on accounting matters and information disclosure.

	4.	Of the Company’s principal subsidiaries, overseas subsidiaries are audited by financial audit companies other than the financial auditor employed by the Company.

(3) Policy Regarding Dismissal or Non-Re-Employment of Financial Auditor

In the case that the financial auditor is recognized to have committed a serious legal infraction, sharply lowered the quality of its audit services, or otherwise shown grounds for determining it is inappropriate for employment as a financial auditor, the Company’s Audit and Supervisory Committee shall dismiss the financial auditor in accordance with procedures stipulated in the Companies Act, or decide on proposals concerning the dismissal or non re-employment of the financial auditor to be submitted to the general meetings of shareholders.

6. THE COMPANY’S SYSTEMS AND POLICIES

(1) Systems to Ensure the Compliance of the Directors’ Execution of Duties with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of Operations of the Company and the corporate group comprised of the Company and its subsidiaries

The Board of Directors of the Company has determined the Basic Policy on Development of Internal Control Systems as follows.

1.	Systems for ensuring that the execution of duties by Directors and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company will establish a code of conduct to be observed by its management and employees, such as conformity with applicable laws, ordinances, and internal rules and regulations, and it will endeavor to ensure that all management personnel and employees are made aware of and observe this code.

The Company will further develop its internal whistle-blowing systems to facilitate compliance.

The Company will install an officer to coordinate all compliance matters and will further develop its compliance systems.

2.	Systems related to retention and management of information on execution of duties by the Directors

The Company will establish a management policy for information related to the execution of duties by the Directors and appropriately store and manage such information.

3.	Rules and other systems related to risk management

The Company will further develop systems for relevant boards and councils to make decisions regarding material matters of management after assessing and considering associated risks.

The Company will install an officer to coordinate all matters related to risk management, and it will establish rules on risk management and further develop its risk management systems.

4.	Systems for ensuring that the duties of the Directors are being executed efficiently

The Company will endeavor to facilitate the delegation of authority from Representative Directors and Executive Directors by implementing an Operating Officer System and will further develop systems that enable prompt and appropriate decision making by clearly defining the scope of authorities delegated to Operating Officers and the decision-making process.

To conduct management efficiently and effectively, the Company will establish midterm management plans and annual business plans, endeavor to share these plans, and supervise their progress.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

In addition to sharing the Company’s code of conduct for its management and employees as well as its basic policy on development of internal control systems with its subsidiaries, the Company will further develop systems for supervising its subsidiaries and endeavor to enhance the corporate governance of the Group.

The Company will further develop systems for reporting material matters of the management of subsidiaries to the Company.

The Company will share the risk management policy established by the Company with its subsidiaries and will further develop the risk management systems of the Group through such methods as establishing rules regarding reports from subsidiaries on material risks.

The Company will further develop the internal whistle-blowing systems of the Group in order to discover at an early stage and respond to issues such as violations of laws or ordinances within the Group.

The Company will enhance the internal auditing systems of the Group.

Note: In the above section, “Group” means the corporate group comprised of the Company and its subsidiaries.

6.

Provision of the Directors and employees who should support duties of the Audit and Supervisory Committee, independence of such Directors and employees from other Directors (excluding the members of the Audit and Supervisory Committee), and ensuring effectiveness of instructions to such Directors and employees

The Company will establish a staff organization directly under the Audit and Supervisory Committee to provide support for the Audit and Supervisory Committee.

7.	Systems for Directors and employees to report to the Audit and Supervisory Committee and other systems related to reporting to the Audit and Supervisory Committee

The Company will further develop systems for the managements and employees of the Company and its subsidiaries to report to the Audit and Supervisory Committee. No one making such a report will receive any disadvantageous treatment for doing so.

8.	Other systems for ensuring the effectiveness of audits by the Audit and Supervisory Committee

In accordance with laws and ordinances, the Company will bear the necessary expenses for the members of the Audit and Supervisory Committee to execute their duties.

The Company will further develop other necessary systems for audits by the Audit and Supervisory Committee to be conducted effectively.

(2) Overview of Operating Status for Systems to Ensure the Compliance of the Directors’ Execution of Duties with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of Operations of the Company and the corporate group comprised of the Company and its subsidiaries

The Overview of Developing and Operating Status of Basic Policy on Development of Internal Control Systems stated above is as follows.

1.	Systems for ensuring that the execution of duties by Directors and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company has established the Honda Code of Conduct to clearly define the Company’s policy on legal compliance and the acts of integrity for its management and employees, and the Company endeavors to ensure that all management personnel and employees are made aware of and follow the Guidelines through opportunities such as management training, training upon joining the Company, and level-specific employee training.

The Company has established the Business Ethics Kaizen Proposal Line as a point of contact for internal whistle-blowing. In addition to internal points of contact, the Company has also established an external point of contact in a law firm. These points of contact are operated under rules that include the protection of anyone making use of the Proposal Line.

The Senior Managing Director and Director in Charge of Finance and Administration (Accounting, Finance, Human Resources, Corporate Governance and IT) has been appointed as Compliance Officer.

The Company has established a Compliance Committee chaired by the Compliance Officer, and the Committee deliberates on material matters related to compliance.

In the fiscal year ended March 31, 2020, the Compliance Committee has held regular meetings and has deliberated on matters such as the status of establishment and operation of internal control systems, the operating status of the Business Ethics Kaizen Proposal Line and measures to improve compliance.

Each department has conducted an inspection of its legal compliance status using a control self-assessment (CSA) method, and the Audit Division has conducted an internal audit of those results.

2.	Systems related to retention and management of information on execution of duties by the Directors

The Company’s policy on information management is prescribed in the Document Management Policy, which also stipulates the management policy for information related to the execution of duties by the Directors.

In accordance with this Policy, minutes are prepared for each Board of Directors meeting and Executive Council meeting and stored for a long period of time by the department in charge.

3.	Rules and other systems related to risk management

The relevant boards and councils such as the Board of Directors, Executive Council, and Regional Operating Boards deliberate upon material matters of management in accordance with each body’s rules of procedure and then make decisions regarding such matters after assessing and considering associated risks.

The Senior Managing Director and Director in Charge of Production (Production, Purchasing, Quality, Parts and Service) has been appointed as Risk Management Officer.

The Company has established the Honda Global Risk Management Policy, which prescribes the Company’s basic policy on risk management (such as business risks and disaster risks) as well as systems for collecting risk information and responding to risks when they arise.

Each department regularly conducts risk assessments in accordance with the Policy.

The Risk Management Officer monitors and supervises the status of responses to material risks, and sets up the Global Emergency Headquarters as necessary. The response by the Company to the spread of COVID-19 is also being coordinated via the Global Emergency Headquarters. Based upon the experience obtained from this situation, the Company will work to further strengthen its risk management system.

4.	Systems for ensuring that the duties of the Directors are being executed efficiently

For strengthening the business execution of each region and on-site, and prompt and appropriate managerial decisions, operating Officers, who are transferred the authority from Representative Directors and Executive Directors, are assigned to the headquarters of each region, business, and function, to the R&D subsidiaries and to other main divisions as required to handle business execution in the fields of which they are in charge.

In addition to the Board of Directors, the Executive Council and the Regional Operating Boards have been established as bodies to make decisions on material matters of management, and each body’s rules of procedure clearly define the scope of authorities delegated to Executive Directors and Operating Officers and the decision-making process. The Company has adopted a “company with the Audit and Supervisory Committee” structure, which enables the Company to strengthen the supervisory function of the Board of Directors and to extend the delegation of authority from the Board of Directors to the Executive Council meetings for further increased speed in decision-making.

The Board of Directors determines the management vision, the company-wide midterm management plans and the annual business plans, which are then shared throughout the Company through each Chief Officer and other Executive Officers.

The Board of Directors receives reports on the progress of management vision and the company-wide midterm management plans each fiscal year and on the progress of business plans each quarter, thereby supervising the execution status thereof.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

The Company department in charge of internal control endeavors to ensure, both directly and through each regional headquarters, that the Company’s subsidiaries are made aware of the Honda Code of Conduct and the basic policy on development of internal control systems.

Each subsidiary has developed internal control systems appropriate to the laws and ordinances of the country in which it operates and to the business conditions of the subsidiary and regularly reports to the Company regarding the development and operating status of those systems.

Officers responsible for the supervision of each subsidiary have been appointed from among the Executive Directors and the Operating Officers with jurisdiction over the area related to the business of the relevant subsidiary. These officers regularly receive reports regarding business plans and management conditions from the subsidiaries for which they are responsible and supervise those subsidiaries in cooperation with business management departments and other related departments.

The Company requires subsidiaries to obtain prior approval from or make reports to the Company regarding material matters of the management of the subsidiary in accordance with the Company’s rules of procedure, and each subsidiary has developed its own approval rules that include the requirements of the Company.

The Company’s subsidiaries have developed risk management systems appropriate to their sizes and business conditions based on the Honda Global Risk Management Policy and report to the Company on material risks. The Company’s department in charge of risk management also verifies the development and operating status of the risk management systems of the subsidiaries.

The Business Ethics Kaizen Proposal Line of the Company accepts whistle-blowing reports from management and employees of subsidiaries, in addition to which each regional headquarters and other major subsidiary has established its own internal whistle-blowing point of contact.

The Audit Division, which directly reports to the president, conducts internal auditing of each department of the Company, provides supervision and guidance to internal audit departments in major subsidiaries, and conducts audits of subsidiaries directly when necessary.

6.

Provision of the Directors and employees who should support duties of the Audit and Supervisory Committee, independence of such Directors and employees from other Directors (excluding the members of the Audit and Supervisory Committee), and ensuring effectiveness of instructions to such Directors and employees

The Company has established the Audit and Supervisory Committee’s Division and appointed full-time staff members. The Division is independent from the chain of command of the Directors (excluding the members of the Audit and Supervisory Committee) of the Company, directly under the Audit and Supervisory Committee. The Audit and Supervisory Committee’s Division takes orders directly from and supports the Audit and Supervisory Committee so that its duties are executed efficiently.

7.	Systems for Directors and employees to report to the Audit and Supervisory Committee and other systems related to reporting to the Audit and Supervisory Committee

The Company has established its Standards for the Audit and Supervisory Committee Reports as a set of standards for reports to the Audit and Supervisory Committee, and the relevant departments of the Company regularly report to the Audit and Supervisory Committee regarding the business conditions and the development and operation status of internal control systems, such as those for compliance and risk management, of the Company and its subsidiaries. Additionally, if there are any matters that may significantly affect the Company, those are reported as well.

No one who has made a report to the Audit and Supervisory Committee is treated disadvantageously for having done so.

8.	Other systems for ensuring the effectiveness of audits by the Audit and Supervisory Committee

In order for the Company to bear the necessary expenses for the members of the Audit and Supervisory Committee to execute their duties, the Company secures the necessary budget every business year based on proposals from the Audit and Supervisory Committee.

The Audit and Supervisory Committee work closely with the Audit Division, which serves as the Company’s internal audit department, to conduct business audits of the Company and its subsidiaries. Additionally, two full-time members of the Audit and Supervisory Committee are appointed, and they attend Executive Council meetings and other important meetings as necessary.

(3) POLICY REGARDING DECISIONS FOR DISTRIBUTION OF DIVIDENDS, ETC.

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to its shareholders, which we consider to be one of the most important management issues, the distribution of dividends is determined after taking into account retained earnings for future growth and consolidated earnings performance, among other factors, from a long-term perspective. Dividends will be paid with a target of approximately 30% for the ratio of the dividend amount to consolidated profit for the year attributable to owners of the parent (payout ratio).

The Company’s basic policy on the distribution of dividends is to pay a dividend four times a year. The decision-making body for dividends is the Board of Directors.

The Company will also acquire its own shares at a timing it deems optimal with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy.

The Company will allocate retained earnings toward financing R&D activities that are essential for its future growth, capital expenditures and investment programs that will expand its operations, and maintaining sound financial conditions.

Total cash dividends for the year ended March 31, 2020 were JPY 112 per share, an increase of JPY 1 per share from the annual dividends paid for the year ended March 31, 2019. Quarterly cash dividends were first quarter cash dividends of JPY 28, second quarter cash dividends of JPY 28, third quarter cash dividends of JPY 28, and year-end cash dividends of JPY 28.

Consolidated Statements of Financial Position

	Yen (millions)
As of March 31, 2019 and 2020	2019 (reference)	2020
ASSETS
Current assets:
Cash and cash equivalents	2,494,121	2,672,353
Trade receivables	793,245	633,909
Receivables from financial services	1,951,633	1,878,358
Other financial assets	163,274	190,053
Inventories	1,586,787	1,560,568
Other current assets	358,234	365,769

Total current assets	7,347,294	7,301,010

Non-current assets:
Investments accounted for using the equity method	713,039	655,475
Receivables from financial services	3,453,617	3,282,807
Other financial assets	417,149	441,724
Equipment on operating leases	4,448,849	4,626,063
Property, plant and equipment	2,981,840	3,051,704
Intangible assets	744,368	760,434
Deferred tax assets	150,318	132,553
Other non-current assets	162,648	209,695

Total non-current assets	13,071,828	13,160,455

Total assets	20,419,122	20,461,465

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	1,184,882	958,469
Financing liabilities	3,188,782	3,248,457
Accrued expenses	476,300	449,716
Other financial liabilities	132,910	209,065
Income taxes payable	49,726	43,759
Provisions	348,763	287,175
Other current liabilities	599,761	593,447

Total current liabilities	5,981,124	5,790,088

Non-current liabilities:
Financing liabilities	4,142,338	4,221,229
Other financial liabilities	63,689	303,570
Retirement benefit liabilities	398,803	578,909
Provisions	220,745	238,439
Deferred tax liabilities	727,411	698,868
Other non-current liabilities	319,222	344,339

Total non-current liabilities	5,872,208	6,385,354

Total liabilities	11,853,332	12,175,442

Equity:
Common stock	86,067	86,067
Capital surplus	171,460	171,823
Treasury stock	(177,827)	(273,940)
Retained earnings	7,973,637	8,142,948
Other components of equity	214,383	(114,639)

Equity attributable to owners of the parent	8,267,720	8,012,259
Non-controlling interests	298,070	273,764

Total equity	8,565,790	8,286,023

Total liabilities and equity	20,419,122	20,461,465

Consolidated Statements of Income

	Yen (millions)
Years ended March 31, 2019 and 2020	2019 (reference)	2020
Sales revenue	15,888,617	14,931,009

Operating costs and expenses:
Cost of sales	(12,580,949)	(11,851,659)
Selling, general and administrative	(1,774,393)	(1,641,590)
Research and development	(806,905)	(804,123)

Total operating costs and expenses	(15,162,247)	(14,297,372)

Operating profit	726,370	633,637

Share of profit of investments accounted for using the equity method	228,827	164,203

Finance income and finance costs:
Interest income	48,618	49,412
Interest expense	(13,217)	(24,689)
Other, net	(11,223)	(32,645)

Total finance income and finance costs	24,178	(7,922)

Profit before income taxes	979,375	789,918
Income tax expense	(303,089)	(279,986)

Profit for the year	676,286	509,932

Profit for the year attributable to:
Owners of the parent	610,316	455,746
Non-controlling interests	65,970	54,186

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	345.99	260.13

Consolidated Statements of Comprehensive Income (reference)

	Yen (millions)
Years ended March 31, 2019 and 2020	2019	2020
Profit for the year	676,286	509,932

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(23,745)	(102,983)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(24,046)	(23,361)
Share of other comprehensive income of investments accounted for using the equity method	(2,837)	(1,550)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	228	279
Exchange differences on translating foreign operations	95,568	(293,201)
Share of other comprehensive income of investments accounted for using the equity method	(18,847)	(30,393)

Total other comprehensive income, net of tax	26,321	(451,209)

Comprehensive income for the year	702,607	58,723

Comprehensive income for the year attributable to:
Owners of the parent	637,609	24,287
Non-controlling interests	64,998	34,436

Consolidated Statements of Changes in Equity

Years ended March 31, 2019 (reference) and 2020

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2018	86,067	171,118	(113,271)	7,611,332	178,292	7,933,538	300,557	8,234,095
Effect of changes in accounting policy				(46,833)	(208)	(47,041)	6	(47,035)
Effect of hyperinflation				(9,454)	14,896	5,442		5,442

Adjusted balance as of April 1, 2018	86,067	171,118	(113,271)	7,555,045	192,980	7,891,939	300,563	8,192,502

Comprehensive income for the year
Profit for the year				610,316		610,316	65,970	676,286
Other comprehensive income, net of tax					27,293	27,293	(972)	26,321

Total comprehensive income for the year				610,316	27,293	637,609	64,998	702,607
Reclassification to retained earnings				5,890	(5,890)	—		—
Transactions with owners and other
Dividends paid				(194,271)		(194,271)	(66,010)	(260,281)
Purchases of treasury stock			(64,557)			(64,557)		(64,557)
Disposal of treasury stock			1			1		1
Share-based payment transactions		342				342		342

Total transactions with owners and other		342	(64,556)	(194,271)		(258,485)	(66,010)	(324,495)

Other changes				(3,343)		(3,343)	(1,481)	(4,824)

Balance as of March 31, 2019	86,067	171,460	(177,827)	7,973,637	214,383	8,267,720	298,070	8,565,790

Comprehensive income for the year
Profit for the year				455,746		455,746	54,186	509,932
Other comprehensive income, net of tax					(431,459)	(431,459)	(19,750)	(451,209)

Total comprehensive income for the year				455,746	(431,459)	24,287	34,436	58,723
Reclassification to retained earnings				(102,437)	102,437	—		—
Transactions with owners and other
Dividends paid				(196,795)		(196,795)	(55,693)	(252,488)
Purchases of treasury stock			(96,284)			(96,284)		(96,284)
Disposal of treasury stock			171			171		171
Share-based payment transactions		363				363		363
Equity transactions and others							(3,049)	(3,049)

Total transactions with owners and other		363	(96,113)	(196,795)		(292,545)	(58,742)	(351,287)

Other changes				12,797		12,797		12,797

Balance as of March 31, 2020	86,067	171,823	(273,940)	8,142,948	(114,639)	8,012,259	273,764	8,286,023

Consolidated Statements of Cash Flows (reference)

	Yen (millions)
Years ended March 31, 2019 and 2020	2019	2020
Cash flows from operating activities:
Profit before income taxes	979,375	789,918
Depreciation, amortization and impairment losses excluding equipment on operating leases	721,695	699,877
Share of profit of investments accounted for using the equity method	(228,827)	(164,203)
Finance income and finance costs, net	(88,608)	(47,892)
Interest income and interest costs from financial services, net	(124,076)	(130,636)
Changes in assets and liabilities
Trade receivables	9,344	132,702
Inventories	(60,906)	(59,931)
Trade payables	(11,816)	(141,159)
Accrued expenses	25,372	(4,529)
Provisions and retirement benefit liabilities	(1,590)	118
Receivables from financial services	(260,704)	103,614
Equipment on operating leases	(230,311)	(270,677)
Other assets and liabilities	11,045	(20,524)
Other, net	3,706	10,959
Dividends received	175,244	185,742
Interest received	270,776	288,821
Interest paid	(150,162)	(162,263)
Income taxes paid, net of refunds	(263,569)	(230,522)

Net cash provided by (used in) operating activities	775,988	979,415

Cash flows from investing activities:
Payments for additions to property, plant and equipment	(420,768)	(370,195)
Payments for additions to and internally developed intangible assets	(187,039)	(231,063)
Proceeds from sales of property, plant and equipment and intangible assets	20,765	17,638
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	—	(3,047)
Payments for acquisitions of investments accounted for using the equity method	(2,401)	(14,584)
Payments for acquisitions of other financial assets	(506,431)	(282,806)
Proceeds from sales and redemptions of other financial assets	515,670	265,980
Other, net	2,649	(1,404)

Net cash provided by (used in) investing activities	(577,555)	(619,481)

Cash flows from financing activities:
Proceeds from short-term financing liabilities	8,435,249	9,037,608
Repayments of short-term financing liabilities	(8,213,698)	(9,039,601)
Proceeds from long-term financing liabilities	1,900,257	2,021,173
Repayments of long-term financing liabilities	(1,726,097)	(1,676,504)
Dividends paid to owners of the parent	(194,271)	(196,795)
Dividends paid to non-controlling interests	(66,872)	(54,280)
Purchases and sales of treasury stock, net	(64,556)	(96,113)
Repayments of lease liabilities	(47,088)	(78,659)
Other, net	—	(4,240)

Net cash provided by (used in) financing activities	22,924	(87,411)

Effect of exchange rate changes on cash and cash equivalents	16,276	(94,291)

Net change in cash and cash equivalents	237,633	178,232

Cash and cash equivalents at beginning of year	2,256,488	2,494,121

Cash and cash equivalents at end of year	2,494,121	2,672,353

The Notes to the Consolidated Statutory Report

Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries (including structured entities): 357

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc.,

Honda R&D Co., Ltd., American Honda Finance Corporation

2.	Affiliates and joint ventures accounted for using the equity method

Number of affiliates and joint ventures: 73

Corporate names of major affiliates and joint ventures:

Dongfeng Honda Automobile Co., Ltd., GAC Honda Automobile Co., Ltd., P.T. Astra Honda Motor

3.	Changes of consolidated subsidiaries, affiliates and joint ventures

Consolidated subsidiaries (including structured entities):

Newly formed consolidated subsidiaries: 12

Reduced through reorganization: 19

Affiliates and joint ventures:

Newly formed affiliates and joint ventures: 2

Reduced through reorganization: –

4.	Accounting standards of consolidated financial statements

The Company prepares its consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) in accordance with Article 120-1 of the Ordinance of Companies Accounting. The Company omits some disclosure items and notes in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting.

5.	Basis and method of valuation for financial assets

(1)	Non-derivative financial assets

(Financial assets measured at amortized cost)

A financial asset is classified into financial assets measured at amortized cost when the asset is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows, and the contractual term of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets measured at amortized cost are initially measured at their fair value, and are subsequently measured at amortized cost using the effective interest method.

(Financial assets measured at fair value through other comprehensive income)

A financial asset in debt securities is classified into financial assets measured at fair value through other comprehensive income when the asset is held within a business model whose objectives are to hold the asset in order to collect the contractual cash flows as well as to sell the asset, and the contractual term of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Debt securities classified as financial assets measured at fair value through other comprehensive income are initially measured at their fair value, and subsequent changes in fair value of the investment, except for impairment gains or losses and foreign exchange gains or losses, are presented in other comprehensive income.

In addition, Honda elects to designate investments in equity securities, such as shares held for maintaining and strengthening trade relationships, as financial assets measured at fair value through other comprehensive income. Equity securities designated as financial assets measured at fair value through other comprehensive income are initially measured at their fair value, and subsequent changes in fair value of the investment are presented in other comprehensive income.

(Financial assets measured at fair value through profit or loss)

Financial assets measured at fair value that are not classified or designated as financial assets measured at fair value through other comprehensive income are classified into financial assets measured at fair value through profit or loss. Financial assets measured at fair value through profit or loss are initially measured at their fair value, and subsequent changes in fair value are recognized in profit or loss.

(2)	Derivatives

Derivatives are initially recognized as assets and measured at fair value, when Honda becomes a party to the contractual provision of the derivatives. Subsequent changes in fair value of derivatives are recognized in profit or loss in the period of the changes.

6.	Basis and method of valuation for inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories includes purchase costs and conversion costs, and it is determined principally by using the first-in first-out method.

7.	Basis and method of valuation and depreciation method for equipment on operating leases

Equipment on operating leases is initially measured at cost. Depreciation of equipment on operating leases is calculated using the straight-line method over the lease term. The depreciable amount is the cost of the equipment less its residual value.

8.	Basis and method of valuation and depreciation method for property, plant and equipment

Property, plant and equipment is initially measured at cost. Depreciation of property, plant and equipment, except for land that is not subject to depreciation, is calculated using the straight-line method over the estimated useful life. The depreciable amount is the cost of the asset less the respective estimated residual values. Right-of-use assets from lease transactions are initially measured at cost and depreciated by the straight-line method from the lease commencement date to the end of the useful life of right-of-use assets or the end of the lease period, whichever is earlier.

9.	Basis and method of valuation and amortization method for intangible assets

(Research and development)

Capitalized development cost is measured at the sum of expenditures for development incurred between when the foregoing conditions for capitalization are initially met and when the development is completed, and includes all directly attributable costs to the development process. Capitalized development cost is amortized using the straight-line method over the expected product life cycle of the developed product.

Expenditures on research and other development expenditures which do not meet the foregoing conditions are expensed as incurred.

(Other intangible assets)

Other intangible assets are initially measured at cost and principally amortized using the straight-line method over their estimated useful lives.

10.	Impairment

(1)	Financial assets measured at amortized cost

(Receivables from financial services – Allowance for credit losses)

The allowance for credit losses is management’s estimate of expected credit loss (ECL) on receivables from financial services.

The allowance for credit losses on financial assets which have experienced a significant increase in credit risk since initial recognition is measured at amounts equal to lifetime ECL. The allowance for credit losses on financial assets which have not experienced a significant increase in credit risk is measured at amounts equal to 12-month ECL. Lifetime ECL represents ECL that results from all possible default events over the expected life of a financial asset. 12-month ECL is the portion of lifetime ECL that results from default events that are possible within 12 months after the reporting date. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted at the original effective interest rates.

When determining whether credit risk has increased significantly, the finance subsidiaries assess financial assets either individually based primarily on delinquencies or collectively for groups of financial assets with shared risk characteristics such as the period of initial recognition, collateral type, original term and credit score considering relative changes in expected default rates since initial recognition.

(Receivables from financial services – Allowance for losses on lease residual values)

The allowance for losses on lease residual values is management’s estimate of probable losses on the uninsured portion of the lease residual values incurred on receivables from finance leases. The allowance for losses on lease residual values is based on management’s evaluation of many factors, including current economic conditions, industry experience, and the finance subsidiaries’ historical experience with residual value losses.

(2)	Equipment on operating leases, property, plant and equipment and intangible assets

At the end of the reporting period, the carrying amount of equipment on operating leases, property, plant and equipment, and intangible assets are assessed to determine whether or not there is any indication of impairment. If there is such an indication, the recoverable amount of such asset is estimated and compared with the carrying amount of the asset as a test of impairment.

11.	Provisions for product warranties

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda provides for general estimated warranty costs at the time products are sold to customers. Honda also provides for specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

12.	Post-employment benefits

For defined benefit plans, the present value of defined benefit obligations less the fair value of plan assets is recognized as either a liability or an asset in the consolidated statements of financial position.

The present value of defined benefit obligations and service costs are principally determined for each plan using the projected unit credit method. The discount rate is determined by reference to market yields at the end of the reporting period on high quality corporate bonds that is consistent with the currency and estimated term of the post-employment benefit obligation. Net interest on the net defined benefit liability (asset) for the reporting period is determined by multiplying the net defined benefit liability (asset) by the discount rate.

Past service cost defined as the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment is recognized in profit or loss upon occurrence of the plan amendment or curtailment.

Honda recognizes the difference arising from remeasurement of present value of the defined benefit obligation and the fair value of the plan asset in other comprehensive income when it is incurred, and reclassifies it immediately to retained earnings.

Changes in Accounting Policies:

IFRS 16 “Leases”

Honda has adopted IFRS 16 “Leases” with a date of initial application of April 1, 2019. Honda used the modified retrospective approach, under which the cumulative effect of initial application was recognized as an adjustment to the opening balance of equity at the date of initial application. Therefore, the consolidated financial statements for the fiscal year ended March 31, 2019 have not been restated and continues to be reported under the previous accounting policy.

Previously, Honda determined at contract inception whether an arrangement was or contained a lease under IAS 17 “Leases” and IFRIC 4 “Determining whether an Arrangement contains a Lease.” Honda assesses whether a contract is or contains a lease under IFRS 16 on or after April 1, 2019. Honda applied the practical expedient to grandfather the assessment of which a contract was or contained a lease when applying IFRS 16. Therefore, Honda applied IFRS 16 to all contracts entered into prior to April 1, 2019 and identified as leases under IAS 17 and IFRIC 4.

IFRS 16 introduced a single on-balance lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. In addition, expenses related to operating leases change from straight-line lease expenses to depreciation charge for right-of-use assets and interest expense on lease liabilities. At transition, Honda recognized the lease liabilities for leases previously classified as operating leases under IAS 17, and measured these liabilities at the present value of the remaining lease payments, discounted using Honda’s incremental borrowing rate as of April 1, 2019. The weighted average rate applied was 1.19%. The right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application. In addition, Honda applied the following practical expedients when applying IFRS 16.

•	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics;

•

Adjusted the right-of-use assets by the amount of any provision for onerous leases under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” recognized immediately before the date of initial application as an alternative to performing an impairment review; and

•	Excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application.

In the consolidated statements of financial position, lease liabilities are included in other financial liabilities and right-of-use assets are included in property, plant and equipment.

Honda recognized additional lease liabilities of JPY 272,232 million and total assets, mainly right-of-use assets were recognized approximately in the same amounts in the consolidated statement of financial position as of April 1, 2019.

The difference between the future minimum lease payments under non-cancelable operating leases as of March 31, 2019 immediately before the date of initial application, and the lease liabilities recognized as of April 1, 2019, is as follows:

Yen (millions)
Future minimum lease payments under non-cancelable operating leases as of March 31, 2019	115,634
Discounted using the incremental borrowing rate as of April 1, 2019	108,147

Add: Finance lease obligations	62,308
Add: Cancelable operating leases	11,612
Add: Extension options reasonably certain to be exercised	152,473

Lease liabilities recognized as of April 1, 2019	334,540

Notes to Consolidated Statements of Financial Position:

1.	The allowance for assets are as follows: Yen (millions)

	Mar. 31, 2019	Mar. 31, 2020
The allowance for doubtful trade receivables	12,555	11,302
The allowance for credit losses for receivables from financial services	43,203	63,468
The allowance for losses on lease residual values for receivables from financial services	29	—
The allowance for doubtful other financial assets	4,233	3,364

2. Net book value of pledged assets and secured liabilities are as follows: Yen (millions)
	Mar. 31, 2019	Mar. 31, 2020
Pledged assets:
Trade receivables	26,286	22,093
Receivables from financial services	1,134,489	1,140,583
Inventories	26,677	17,956
Equipment on operating leases	—	81,501
Property, plant and equipment	55,139	1,478
Secured liabilities:
Financing liabilities (Current liabilities)	578,211	604,195
Financing liabilities (Non-current liabilities)	517,215	551,403

3. The accumulated depreciation and impairment losses for assets are as follows: Yen (millions)
	Mar. 31, 2019	Mar. 31, 2020
Equipment on operating leases	1,251,662	1,277,511
Property, plant and equipment	5,621,518	5,696,263

4. Honda has entered into various guarantee agreements which are primarily for employee bank loans to cover their housing costs as follows: Yen (millions)
	Mar. 31, 2019	Mar. 31, 2020
Bank loans of employees for their housing costs	11,953	10,100

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is shown above. As of March 31, 2020, no amount has been accrued for any estimated losses under these obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated Statements of Changes in Equity:

	Mar. 31, 2019	Mar. 31, 2020
1. The number of shares outstanding	1,811,428,430	1,811,428,430

	Mar. 31, 2019	Mar. 31, 2020
2. The number of treasury shares	51,867,045	84,818,644

The Company acquired 33,000,000 shares of its own shares through market purchase based on a resolution of the Board of Directors during the fiscal year ended March 31, 2020.

3.

The total amount of dividends for the fiscal year ended March 31, 2020 was JPY 196,795 million. The Company distributes year-end cash dividends of JPY 48,363 million to the shareholders of record as of March 31, 2020.

Note on Financial Instruments:

Current Status of Financial Instruments

1.	Risk Management

Honda has manufacturing operations throughout the world and sells products and components to various countries. In the course of these activities, Honda holds trade receivables arising from business activities, receivables from financial services, trade payables, and financing liabilities, and is thus exposed to market risk, credit risk, and liquidity risk associated with the holding of such financial instruments.

These risks are evaluated by Honda through periodic monitoring.

2.	Market Risk

Honda is exposed to the risk that the fair value or future cash flows of a financial instrument fluctuates because of changes in foreign currency exchange rates and interest rates.

Honda uses derivatives that consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements, and interest rate swap agreements to reduce primarily the risk that future cash flows of a financial instrument fluctuates because of changes in foreign currency exchange rates and interest rates.

Derivatives are used within the scope of actual demand in accordance with risk management policies. In addition, Honda does not hold any derivatives for trading purposes.

3.	Credit Risk

Honda is exposed to the risk that one party to a financial instrument causes a financial loss for the other party by failing to discharge an obligation. Honda reduces the risk of financial assets other than derivatives in accordance with credit administration rules. Honda reduces the risk of derivatives by limiting the counterparties to major international banks and financial institutions that meet internally established credit guidelines.

4.	Liquidity Risk

Honda raises funds by commercial paper, bank loans, medium-term notes, corporate bonds, securitization of finance receivables and equipment on operating leases. Honda is exposed to liquidity risk that Honda would not be able to repay liabilities on the due date due to the deterioration of the financing environment.

Exposure to liquidity risk is managed by maintaining sufficient capital resources, a sufficient level of liquidity, and a sound balance sheet.

Fair Value of Financial Instruments

The carrying amounts and fair value of financial instruments as of March 31, 2020 are as follows: Yen (millions)

	Carrying Amount	Fair Value
Assets
Receivables from financial services	5,161,165	5,173,553
Debt securities	129,621	129,627
Equity securities	178,001	178,001
Derivatives	95,804	95,804
Liabilities
Financing liabilities	7,469,686	7,408,800
Derivatives	115,168	115,168

Measurement methods and assumptions used to measure the fair values of financial instruments are as follows:

1.	Cash and cash equivalents, trade receivables and trade payables

The fair values approximate their carrying amounts due to their short-term maturities.

2.	Receivables from financial services

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities.

3.	Debt securities

Debt securities consist mainly of mutual funds, corporate bonds, local bonds, and auction rate securities. The fair value of mutual funds with an active market is measured by using quoted market prices. The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers, and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. To measure fair value of auction rate securities, Honda uses a third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction.

4.	Equity securities

The fair value of equity securities with an active market is measured by using quoted market prices. The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods. Where cost represents the best estimate of fair value of equity securities with no active market, such cost is treated as fair value.

5.	Derivatives

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements, and interest rate swap agreements. The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates, and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. The credit risk of the counterparties is considered in the valuation of derivatives.

6.	Financing liabilities

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities.

Notes to Information about Per Common Share:

Equity per share attributable to owners of the parent and basic earnings per share attributable to owners of the parent are as follows: Yen

	Mar. 31, 2019	Mar. 31, 2020
Equity per share attributable to owners of the parent	4,698.74	4,640.46
Basic earnings per share attributable to owners of the parent	345.99	260.13

Equity per share attributable to owners of the parent has been computed by dividing equity attributable to owners of the parent by the number of shares outstanding at the end of the period. The numbers of shares outstanding at the end of the years ended March 31, 2019 and 2020 were 1,759,561,385 and 1,726,609,786, respectively.

Basic earnings per share attributable to owners of the parent has been computed by dividing earnings attributable to owners of the parent by the weighted average number of shares outstanding during the period. The weighted average numbers of shares outstanding for the years ended March 31, 2019 and 2020 were 1,763,983,221 and 1,752,006,211, respectively. There were no significant potentially dilutive common shares outstanding for the years ended March 31, 2019 or 2020.

Other

1.	Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

2.	Impact of changes of the automobile production system in Europe

In February 2019, the Company announced commencement of a labor-management consultation on the scheduled termination in 2021 of finished vehicle manufacturing in some of the consolidated subsidiaries mainly in European region, as part of the review of the automobile production system with a policy to optimizing the production allocation and production capability on a global basis.

As a result of the above, the Company and some of its consolidated subsidiaries recognized loss of JPY 68,092 million, which included impairment losses of property, plant and equipment and employee benefit expenses, in the fiscal year ended March 31, 2019. Such loss and expenses represent JPY 56,590 million of cost of sales and JPY 11,502 million of selling, general and administrative expenses in consolidated statements of income.

Regarding the Notes for the Previous Fiscal Year

The notes for the previous fiscal year are contained as additional information for reference.

Segment Information (reference)

(a) Segment information based on products and services

As of and for the year ended March 31, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation & Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,100,155	11,072,117	2,365,355	350,990	15,888,617	—	15,888,617
Intersegment	—	215,647	14,687	26,266	256,600	(256,600)	—
Total	2,100,155	11,287,764	2,380,042	377,256	16,145,217	(256,600)	15,888,617

Segment profit (loss)	291,642	209,694	235,945	(10,911)	726,370	—	726,370

Segment assets	1,523,817	7,923,802	10,236,066	328,870	20,012,555	406,567	20,419,122
Depreciation and amortization	66,680	603,124	784,683	14,198	1,468,685	—	1,468,685
Capital expenditures	74,024	525,419	2,041,735	16,074	2,657,252	—	2,657,252
As of and for the year ended March 31, 2020
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation & Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,059,335	9,959,080	2,586,965	325,629	14,931,009	—	14,931,009
Intersegment	—	235,558	13,972	25,025	274,555	(274,555)	—
Total	2,059,335	10,194,638	2,600,937	350,654	15,205,564	(274,555)	14,931,009

Segment profit (loss)	285,668	153,323	219,704	(25,058)	633,637	—	633,637

Segment assets	1,483,888	7,821,499	10,282,136	354,472	19,941,995	519,470	20,461,465
Depreciation and amortization	67,512	555,153	823,996	14,742	1,461,403	—	1,461,403
Capital expenditures	93,871	498,260	2,248,597	17,611	2,858,339	—	2,858,339

Notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items amounted to JPY 682,842 million and JPY 787,022 million for the year ended March 31, 2019 and 2020, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(b) Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the year ended March 31, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,394,584	8,526,733	652,335	3,557,338	757,627	15,888,617	—	15,888,617
Inter-geographic areas	2,453,729	497,231	275,089	714,901	6,826	3,947,776	(3,947,776)	—

Total	4,848,313	9,023,964	927,424	4,272,239	764,453	19,836,393	(3,947,776)	15,888,617
Operating profit (loss)	10	299,750	(6,620)	404,220	22,616	719,976	6,394	726,370

Assets	4,546,640	11,418,194	694,606	3,024,357	621,259	20,305,056	114,066	20,419,122
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	2,695,603	4,740,675	65,500	691,211	144,716	8,337,705	—	8,337,705
As of and for the year ended March 31, 2020
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,307,523	8,167,345	561,856	3,207,470	686,815	14,931,009	—	14,931,009
Inter-geographic areas	2,115,411	389,474	210,713	652,231	6,825	3,374,654	(3,374,654)	—

Total	4,422,934	8,556,819	772,569	3,859,701	693,640	18,305,663	(3,374,654)	14,931,009
Operating profit (loss)	(28,162)	305,315	14,996	319,565	37,289	649,003	(15,366)	633,637

Assets	4,889,920	11,375,801	689,158	2,851,027	518,445	20,324,351	137,114	20,461,465
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	3,003,416	4,755,072	58,735	658,397	109,046	8,584,666	—	8,584,666

Notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items amounted to JPY 682,842 million and JPY 787,022 million for the year ended March 31, 2019 and 2020, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

Independent Auditor’s Report

May 13, 2020

The Board of Directors

Honda Motor Co., Ltd.:

KPMG AZSA LLC

Tokyo Office, Japan

Hiroshi Miura (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Tomoo Nishigori (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Takeshi Kamada (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Opinion

We have audited the consolidated financial statements, which comprise the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of changes in equity and the related notes of Honda Motor Co., Ltd. (“the Company”) and its consolidated subsidiaries (collectively referred to as “the Group”), as at March 31, 2020 and for the year from April 1, 2019 to March 31, 2020 in accordance with Article 444-4 of the Companies Act.

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, present fairly, in all material respects, the consolidated financial position and the results of operations of the Group for the period, for which the consolidated financial statements were prepared.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and the Audit and Supervisory Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards.

The audit and supervisory committee is responsible for overseeing the directors’ performance of their duties including the design, implementation and maintenance of the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the audit and supervisory committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit and supervisory committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company and its subsidiaries which are required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act for the conveniences of the reader.

Audit Report of the Audit and Supervisory Committee

Mr. Takahiro Hachigo

President and Representative Director of

Honda Motor Co., Ltd.

Audit Report

The Audit and Supervisory Committee audited the performance of duties by the Directors for the 96th fiscal year from April 1, 2019 to March 31, 2020, and hereby reports on the methods and results of the audit as follows.

1. Auditing Methods and Details of Such Methods

With respect to the resolutions of the meetings of the Board of Directors on matters set forth in Article 399-13, Paragraph 1, Item 1 (b) and (c) of the Company Law and the systems established based on such resolutions (Internal Control System), the Audit and Supervisory Committee received periodic reports from the Directors and other employees, etc. regarding its establishment and operation status, sought explanations as necessary and expressed opinions. At the same time, the Audit and Supervisory Committee conducted audits using the following methods.

(1)

Audit and Supervisory Committee Members, in accordance with the auditing standards of the Audit and Supervisory Committee, following the auditing policies, assignment of duties and other relevant matters, coordinated with the internal audit divisions, etc. participated in important meetings, received reports from Directors and other employees, etc. on the performance of their duties, sought explanations as necessary, examined important documents on business decisions, etc., and surveyed the status of operations and assets at the head office and principle business offices. With respect to subsidiaries, the Audit and Supervisory Committee communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary.

(2)

Monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. In addition, the Audit and Supervisory Committee received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is established in accordance with the “Quality Control Standards Regarding Audits” (Business Accounting Council, October 28, 2005), etc., and sought explanations as necessary.

Based on the above methods, Audit and Supervisory Committee Members examined the business report and the supplementary schedules thereto, unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statement of income, unconsolidated statements of changes in net assets and notes to the unconsolidated financial statements) and the supplementary schedules thereto, and the consolidated financial statements (the consolidated statements of financial position, the consolidated statement of income, the consolidated statements of changes in equity and notes to consolidated financial statements) for the fiscal year ended March 31, 2020.

2. Results of Audit

(1)	Results of Audit of Business Report, etc.

1)	The business report and the supplementary schedules thereto fairly represent the status of the Company in accordance with the applicable laws and regulations and Articles of Incorporation.

2)	No misconduct or material violation of laws, regulations or the Articles of Incorporation was found with regard to the performance of duties by the Directors.

3)

The content of the resolution of the Board of Directors regarding the Internal Control Systems is appropriate. In addition, no matters were found for comment with regard to the content of the business report as it is related to Internal Control Systems or with regard to the performance of duties by the Directors.

(2)	Results of Audit of unconsolidated financial statements and the supplementary schedules thereto.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

(3)	Results of Audit of consolidated financial statements.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

May 15, 2020

Audit and Supervisory Committee

Honda Motor Co., Ltd.

Audit and Supervisory Committee Member	Masahiro Yoshida (Seal)
Audit and Supervisory Committee Member	Masafumi Suzuki (Seal)
Audit and Supervisory Committee Member	Hideo Takaura (Seal)
Audit and Supervisory Committee Member	Mayumi Tamura (Seal)
Audit and Supervisory Committee Member	Kunihiko Sakai (Seal)

Note:	Audit and Supervisory Committee Members, Hideo Takaura, Mayumi Tamura and Kunihiko Sakai are Outside Directors, as set forth in Article 2, Item 15 and Article 331, Paragraph 6 of the Company Law.

- End -

Honda’s Sustainability (reference)

The Honda Philosophy forms the values shared by all Honda Group companies and all of their associates and is the basis for Honda’s corporate activities and the associates’ behavior and decision-making. In order to achieve both the creation of growth opportunities for the Company and a sustainable society,

Honda has set striving to be “a company that society wants to exist” as its direction for the 21st century. It is also advancing initiatives known as “Creating the Joys,” “Expanding the Joys” and “Ensuring the Joys for the Next Generation.”

The “2030 Vision” is one milestone indicating in concrete terms the direction Honda ought to take toward realizing these objectives. For Honda’s sustainability, it is important to meet stakeholders’ expectations and needs by providing value through its products and services. Equally important is to fulfill its corporate social responsibility such as by considering the impact on the environment and society and to contribute to the resolution of social issues through its business activities. To this end, Honda is devising medium- and long-term strategies that consider the roles it should fulfill and contributions it should make. Further, these are matched to the characteristics of each region around the world, using the materiality matrix, which assesses issues based on both stakeholder and Honda’s corporate perspectives, as its guide.

Evaluation of Issues from the Stakeholders’ Perspective

Toward achieving our long-term vision which is based on the Honda Philosophy, key issues to be addressed are identified and prioritized from our perspective and from the viewpoint of our stakeholders. The materiality matrix provides the essential framework for organizing these issues. By creating and employing this matrix, we confirmed the coverage of overall issues and clarified where each of them is positioned.

The materiality matrix was prepared in two stages; identifying issues and then categorizing them according to their materiality. Issues were identified through dialogue among members of respective operating divisions within the Company. The process also took into account various viewpoints including global and value chain perspectives, the status of technological innovation,

Sustainable Development Goals (SDGs)*1 and social issues pursuant to the Paris Agreement. We evaluated the materiality of these issues in light of the views of stakeholders through dialogue with leading environmental, social and corporate governance (ESG) rating agencies and NGOs in Europe and the United States that focus on sustainability issues. The contents were also evaluated and assessed by management at the Company’s Sustainability Strategy Committee meetings and other occasions.

This resulted in the successful visualization of critical issues on a priority basis as a mobility company, including the realization of a carbon-free and collision-free mobile society. We believe our efforts should contribute to the achievement of certain SDGs, notably Goal 13 “Take urgent action to combat climate change and its impacts”; Goal 7 “Ensure access to affordable, reliable, sustainable and modern energy for all”; and Goal 3 “Ensure healthy lives and promote well-being for all at all ages.” Critical issues specified based on the views of stakeholders are being reflected in company-wide strategy and incorporated into respective business activities to achieve the Company’s vision.

*1	SDGs are international objectives related to such areas as poverty, hunger, energy, climate change and a peaceful society adopted at the United Nations Sustainable Development Summit in 2015.

*2	Disparity in quality of life between those who do and do not have access to mobility

Honda Motor Co., Ltd.

REPORT OF INDEPENDENT DIRECTORS

1. Basic Information

Company Name	Honda Motor Co., Ltd.		Securities Code Number	7267

Submission Date	5/29/2020	Date of Change of Position (scheduled date)	2020/6/19

Reason for Submission of Report of Independent Directors/Corporate Auditors		To discuss the relevant agenda of electing outside directors at an Ordinary General Meeting of Shareholders.

☑	The Company has selected all persons who are qualified to become independent

2. Matters related to Independence of Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors

	Name	Outside Director/ Outside Corporate Auditor	Independent Director/ Corporate Auditor	Attributes of Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors (*2, *3)													Details of Change of Position	Consent of the Said Person
No.				a	b	c	d	e	f	g	h	i	j	k	l	Not Applicable
1	Hiroko Koide	Outside Director	Yes													Yes		Yes
2	Fumiya Kokubu	Outside Director	Yes													Yes	new appointment	Yes
3	Hideo Takaura	Outside Director	Yes													Yes		Yes
4	Mayumi Tamura	Outside Director	Yes													Yes		Yes
5	Kunihiko Sakai	Outside Director	Yes													Yes		Yes

3. Explanation of the Attributes of the Independent Directors/Corporate Auditors and the Reasons for the Appointment

No.	Explanation of the Applicability of Attributes (*4)	Reasons for the Appointment of the Independent Director/Auditor (*5)
1

Hiroko Koide has a global perspective as well as abundant experience and deep insight regarding corporate management. The Company expects her to oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

In addition, she is specified as an independent director, because there are not any personal relationship, business relationship etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Hiroko Koide.

2

Fumiya Kokubu has abundant experience and deep insight regarding corporate management. The Company expects him to oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

In addition, he is specified as an independent director, because there are not any personal relationship, business relationship etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Fumiya Kokubu.

The Company has a business relationship with Marubeni Corporation, where Fumiya Kokubu currently holds the position of Chairman of the Board. However, the amount of annual transactions between the two companies is less than 2% of the consolidated sales revenue of the Company and of the other party, which fulfills the Criteria for Independence of Outside Directors.

3

Hideo Takaura has a high expertise and abundant experience as a certified public accountant. The Company expects him to audit and oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

In addition, he is specified as an independent director, because there are not any personal relationship, business relationship etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Hideo Takaura.

4

Mayumi Tamura has abundant experience and deep insight regarding corporate management. The Company expects her to audit and oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

In addition, she is specified as an independent director, because there are not any personal relationship, business relationship etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Mayumi Tamura.

5

Kunihiko Sakai has a high expertise and abundant experience as a legal affairs specialist. The Company expects him to audit and oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

In addition, he is specified as an independent director, because there are not any personal relationship, business relationship etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Kunihiko Sakai.

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4. Supplemental Explanation

The Company has established its “Criteria for Independence of Outside Directors” as follows.

<Honda Motor Co., Ltd. Criteria for Independence of Outside Directors>

The Company’s board of directors will determine that an outside director is sufficiently independent from the Company if it determines that the said outside director satisfies the requirements set forth below:

1.

He/she is not a person who executes the business of the Company group or a person from the Company group. Also, no family member, close relative, etc. (*1) of him/her has ever been a person who executes the business of the Company group during the last five years.

2.	He/she is not, and has never been, any of the following during the last five years:

1)	a person who executes the business of a large shareholder (*2) of the Company;

2)	a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3)	a person who executes the business of a major lender of the Company group (*4);

4)	a person who belongs to an audit organization that conducts statutory audits for the Company;

5)	a person who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors of the Company;

6)	a person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the Company; or

7)	a person who executes the business of an organization which is receiving a large amount of donation or grant from the Company (*6).

3.	No family member, close relative, etc. of the outside director currently falls under any of items 1) through 7) in paragraph 2 above.

4.	The total number of years of office of the outside director/outside corporate auditor does not exceed eight years.

[End]

Established on May 15, 2015

Partly amended on June 15, 2017

Notes

*1	A “family member, close relative, etc.” means a spouse of an outside director, a first or second degree relative, or any other relative who lives in the same place as the outside director.

*2	A “large shareholder” means a person who is one of the top ten shareholders in terms of shareholding as of the end of a fiscal year.

*3

A “major customer” means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer.

*4

A “major lender” means a financial institution from which the Company group borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5	A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.

*6

An “organization which is receiving a large amount of donation or grant from the Company” means an organization which receives a donation or grant from the Company in excess of 10 million yen per year.

▶1

If, among the outside directors/outside corporate auditors, all of them who satisfy the qualifications which are required to become an independent director/corporate auditor are notified as independent directors/corporate auditors, please check the box.

▶2	Matters to check regarding Attributes of the Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors:

a.	person who executes business of the listed company or its subsidiary;

b.	directors who are not executive personnel or accounting advisors of the listed company or its subsidiary (where outside corporate auditors are appointed as independent corporate auditors);

c.	directors who are executive personnel or non-executive personnel of a parent company of the listed company;

d.	corporate auditors of a parent company of the listed company (where outside corporate auditors are appointed as independent corporate auditors);

e.	person who executes business of a fellow subsidiary of the listed company;

f.	party for which the listed company is a major customer or a person who executes its business;

g.	listed company’s major customer or a person who executes its business;

h.

consultant, accounting professional, or legal professional who receives a large amount of money or other financial asset other than remuneration for directorship/corporate auditorship from the listed company;

i.	listed company’s major shareholder (where the said major shareholder is a company, a person who executes its business);

j.

person who executes the business of a customer of the listed company (where any of items f, g, and h do not apply to such customer) (this item only applies to the independent directors/corporate auditors himself/herself)

k.

person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the listed company (this item only applies to the independent directors/corporate auditors himself/herself)

l.	person who executes the business of an entity to whom the listed company makes donations (this item only applies to the independent directors/corporate auditors himself/herself)

Please note that expressions used in each of items a to l above are abbreviations of words used in items which are stipulated in the rules of the stock exchange.

▶3

If any of the items above apply to the independent directors/corporate auditors himself/herself “now or recently,” please mark with a “¡” and, if any of the items above applied to the independent directors/corporate auditors himself/herself in the “past,” please mark with a “Δ.”

If any of the items above apply to a family member or a close relative “now or recently,” please mark with a “●” and, if any of the items above applied to any of them in the “past,” please mark with a “▲.”

▶4	If any of the items a to l above apply, please provide an explanation (summary).

▶5	Please write down the reasons for appointing the independent director/corporate auditor.

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